Filed pursuant to Rule 424(b)(2)
Registration No. 333-212916

Fee Table

Calculation of Registration Fee

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (1)
3.125% Notes due 2022	$300,000,000	99.729%	$299,187,000	$37,248.78

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.

Prospectus Supplement

(To Prospectus dated August 4, 2016)

$300,000,000

Synovus Financial Corp.

3.125% Senior Notes due 2022

We are offering $300 million aggregate principal amount of our 3.125% Senior Notes due 2022 (which we refer to as the “notes”). The notes will mature on November 1, 2022 and bear interest at 3.125% per annum, payable semi-annually in arrears on May 1 and November 1 of each year, commencing on May 1, 2018. The notes may not be redeemed by us prior to May 1, 2018. We may redeem the notes, in whole or in part, at any time after May 1, 2018, at the redemption prices described under “Description of Notes — Redemption” in this prospectus supplement. There is no sinking fund for the notes.

The notes will be senior unsecured obligations of Synovus Financial Corp. and will rank equally with all of our other existing and future senior unsecured indebtedness. The notes will not be guaranteed by any of our subsidiaries.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-9 of this prospectus supplement.

The notes are not savings accounts, deposits or other obligations of our subsidiary bank, Synovus Bank, or any of our nonbank subsidiaries. The notes are not insured by the Federal Deposit Insurance Corporation, or “FDIC,” or any other governmental agency or public or private insurer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public Offering Price(1)	99.729%	$299,187,000
Underwriting Discount	0.500%	$1,500,000
Proceeds, before expenses, to Us(1)	99.229%	$297,687,000

(1)	Plus accrued interest from November 1, 2017, if settlement occurs after that date.

The notes will not be listed on any securities exchange. Currently, there is no public trading market for the notes.

The notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company for the accounts of its participants, including Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, on or about November 1, 2017.

Book-Running Manager

BofA Merrill Lynch

Co-Manager

Sandler O’Neill + Partners, L.P.

Prospectus Supplement dated October 25, 2017

Prospectus Supplement

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is comprised of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering, the notes and certain other matters relating to us and our financial condition, and it adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, dated August 4, 2016, which provides more general information about the securities that we may offer from time to time, some of which may not apply to this offering. You should read carefully both this prospectus supplement and the accompanying prospectus in their entirety, together with additional information described under the heading “Where You Can Find More Information” before investing in the notes.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus supplement and the accompanying prospectus to “Synovus,” “we,” “us,” “our” or similar references mean Synovus Financial Corp. together with its subsidiaries.

If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus, you should rely on the information set forth in this prospectus supplement. If the information conflicts with any statement in a document that we have incorporated by reference, then you should consider only the statement in the more recent document. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference into those documents is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus supplement or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus supplement may be used only for the purpose for which it has been prepared.

Neither this prospectus supplement nor the accompanying prospectus constitutes an offer, or an invitation on our behalf or on behalf of the underwriters, to subscribe for and purchase, any of the securities and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or “SEC.” Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available at the offices of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call 212-656-5060. Finally, we maintain a website at www.synovus.com where you can find additional information about us. All websites provided in this prospectus supplement or in the accompanying prospectus are for informational purposes only and are not intended to be hyperlinks. In addition, the information on our website, or any other website described herein, is not a part of, and is not incorporated or deemed to be incorporated by reference in, this prospectus supplement or the accompanying prospectus or other offering materials.

The SEC allows us to “incorporate by reference” into this prospectus supplement the information in other documents we file with the SEC, which means that we can disclose important information to you by referring

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you to those documents. Information incorporated by reference is considered to be part of this prospectus supplement. The following documents filed with the SEC are incorporated by reference (other than, in each case, documents or information deemed to have been “furnished” and not “filed” in accordance with SEC rules):

•	our annual report on Form 10-K for the year ended December 31, 2016 (which we refer to as our “2016 10-K”);

•	those portions of our definitive proxy statement on Schedule 14A filed on March 10, 2017 in connection with our 2017 annual meeting of shareholders that are incorporated by reference into our 2016 10-K;

•	our quarterly reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017; and

•	our current reports on Form 8-K filed on January 19, 2017, February 10, 2017, April 17, 2017 (as to Item 1.01), April 26, 2017, July 21, 2017, August 22, 2017 and September 26, 2017.

All future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” prior to the termination of the notes offering are incorporated by reference into this prospectus supplement (other than information in such future filings deemed, under SEC rules or otherwise, not to have been filed with the SEC). Information filed with the SEC after the date of this prospectus supplement will automatically update and supersede information contained in or previously incorporated by reference into this prospectus supplement.

You may request a copy of these filings at no cost, by writing to or telephoning us at the following address or telephone number:

Director of Investor Relations

Synovus Financial Corp.

1111 Bay Avenue, Suite 501

Columbus, Georgia 31901

(706) 644-8375

We also have filed a registration statement (No. 333-212916) with the SEC relating to the notes offered by this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus are part of that registration statement. You may obtain from the SEC a copy of the registration statement and the related exhibits that we filed with the SEC. The registration statement may contain additional information that may be important to you.

FORWARD-LOOKING STATEMENTS

Certain statements made or incorporated by reference in this prospectus supplement and the accompanying prospectus which are not statements of historical fact constitute forward-looking statements within the meaning of, and subject to the protections of, Section 27A of the Securities Act of 1933, as amended, or the “Securities Act,” and Section 21E of the Exchange Act. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, targets, expectations, anticipations, assumptions, estimates, intentions and future performance and involve known and unknown risks, many of which are beyond our control and which may cause our actual results, performance or achievements or the commercial banking industry or economy generally, to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are forward-looking statements. You can identify these forward-looking statements through our use of words such as “believes,” “anticipates,” “expects,” “may,” “will,” “assumes,” “should,” “predicts,” “could,” “would,” “intends,” “targets,” “estimates,” “projects,” “plans,”

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“potential” and other similar words and expressions of the future or otherwise regarding the outlook for our future business and financial performance and/or the performance of the commercial banking industry and economy in general. Forward-looking statements are based on the current beliefs and expectations of our management and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements. A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements in this document. Many of these factors are beyond our ability to control or predict. These factors include, but are not limited to:

(1)	the risk that competition in the financial services industry may adversely affect our future earnings and growth;

(2)	the risk that we may not realize the expected benefits from our efficiency and growth initiatives, which could negatively affect our future profitability;

(3)	the risk that our current and future information technology system enhancements and initiatives may not be successfully implemented, which could negatively impact our operations;

(4)	the risk that our enterprise risk management framework may not identify or address risks adequately, which may result in unexpected losses;

(5)	the risk that our allowance for loan losses may prove to be inadequate or may be negatively affected by credit risk exposures;

(6)	the risk that any future economic downturn could have a material adverse effect on our capital, financial condition, results of operations and future growth;

(7)	changes in the interest rate environment, including changes to the federal funds rate, and competition in our primary market area may result in increased funding costs or reduced earning assets yields, thus reducing margins and net interest income;

(8)	our ability to attract and retain key employees;

(9)	the risk that we may be required to make substantial expenditures to keep pace with regulatory initiatives and the rapid technological changes in the financial services market;

(10)	risks related to our reliance on third parties to provide key components of our business infrastructure, including the costs of services and products provided to us by third parties, and risks related to disruptions in service or financial difficulties of a third-party vendor;

(11)	risks related to the ability of our operational framework to manage risks associated with our business such as credit risk and operational risk, including third-party vendors and other service providers, which could, among other things, result in a breach of operating or security systems as a result of a cyber-attack or similar act;

(12)	our ability to identify and address cyber-security risks such as data security breaches, malware, “denial of service” attacks, “hacking” and identity theft, a failure of which could disrupt our business and result in the disclosure of and/or misuse or misappropriation of confidential or proprietary information; disruption or damage to our systems; increased costs; significant losses; or adverse effects to our reputation;

(13)	the impact of recent and proposed changes in governmental policy, laws and regulations, including proposed and recently enacted changes in the regulation of banks and financial institutions, or the interpretation or application thereof and the uncertainty of future implementation and enforcement of these regulations;

(14)	the risk that we could realize losses if we sell non-performing assets and the proceeds we receive are lower than the carrying value of such assets;

(15)	the risk that we may be exposed to potential losses in the event of fraud on cash accounts and/or theft;

(16)	the risk that we may not be able to identify suitable acquisition targets or strategic partners as part of our growth strategy and even if we are able to identify suitable acquisition counterparties, we may not be able to complete such transactions on favorable terms, if at all, or successfully integrate acquired bank or nonbank operations into our existing operations;

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(17)	the risk that we may not be able to realize the anticipated benefits from our balance sheet restructuring actions;

(18)	the impact on our financial results, reputation, and business if we are unable to comply with all applicable federal and state regulations or other supervisory actions or directives and any necessary capital initiatives;

(19)	the risks that if economic conditions worsen or regulatory capital rules are modified, or the results of mandated “stress testing” do not satisfy certain criteria, we may be required to undertake initiatives to improve our capital position;

(20)	changes in the cost and availability of funding due to changes in the deposit market and credit market;

(21)	restrictions or limitations on access to funds from historical and alternative sources of liquidity could adversely affect our overall liquidity, which could restrict our ability to make payments on our obligations and our ability to support asset growth and sustain our operations and the operations of Synovus Bank;

(22)	our ability to receive dividends from our subsidiaries could affect our liquidity, including our ability to pay dividends or take other capital actions;

(23)	risks related to regulatory approval to take certain actions, including any dividends on our common stock or Series C Preferred Stock, any repurchases of common stock or any other issuance or redemption of any other regulatory capital instruments, as well as any applications in respect of expansionary initiatives;

(24)	risks related to recent and proposed changes in the mortgage banking industry, including the risk that we may be required to repurchase mortgage loans sold to third parties and the impact of the “ability to pay” and “qualified mortgage” rules on our loan origination process and foreclosure proceedings;

(25)	the risk that our current tax position, including the realization of our deferred tax assets in the future, could be subject to comprehensive tax reform;

(26)	the risk that we could have an “ownership change” under Section 382 of the Code, which could impair our ability to timely and fully utilize our net operating losses and built-in losses that may exist when such “ownership change” occurs;

(27)	the costs and effects of litigation, investigations, inquiries or similar matters, or adverse facts and developments related thereto;

(28)	risks related to the fluctuation in our stock price;

(29)	risks that we may not be able to finance the redemption of our 7.875% Senior Notes due 2019 on favorable terms, if at all;

(30)	the effects of any damages to our reputation resulting from developments related to any of the items identified above; and

(31)	other factors and other information contained in this prospectus supplement and the accompanying prospectus and in other reports and filings that we make with the SEC under the Exchange Act, including, without limitation, those found in “Part I — Item 1A. Risk Factors” of our 2016 10-K.

For a discussion of these and other risks that may cause actual results to differ from expectations, refer to “Risk Factors” beginning on page S-9 of this prospectus supplement and “Part I — Item 1A. Risk Factors” and other information contained in our 2016 10-K and our other periodic filings, including our quarterly reports on Form 10-Q and current reports on Form 8-K, that we file from time to time with the SEC. All written or oral forward-looking statements that are made by or are attributable to us are expressly qualified by this cautionary notice. You should not place undue reliance on any forward-looking statements since those statements speak only as of the date on which the statements are made. We undertake no obligation to update any forward-looking information and statements, whether written or oral, to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of new information or unanticipated events, except as may otherwise be required by law. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

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SUMMARY

This summary does not contain all of the information that may be important to investors in making their investment decision. You should carefully read this entire prospectus supplement and the accompanying prospectus, as well as the information to which we refer you and the information incorporated by reference herein, before deciding whether to invest in the notes. You should pay special attention to the information contained under the caption entitled “Risk Factors” in this prospectus supplement and “Risk Factors” in our 2016 10-K to determine whether an investment in the notes is appropriate for you.

Synovus Financial Corp.

Our Business

Synovus Financial Corp. is a financial services company and a registered bank holding company headquartered in Columbus, Georgia. Through our wholly-owned subsidiary, Synovus Bank, a Georgia state-chartered bank that is a member of the Federal Reserve System, we provide commercial and retail banking in addition to a full suite of specialized products and services including private banking, treasury management, wealth management, premium finance and international banking. We also provide mortgage services, financial planning, and investment advisory services through our wholly-owned subsidiaries, Synovus Mortgage, Synovus Trust, and Synovus Securities, as well as our GLOBALT and Creative Financial Group divisions.

Synovus Bank is positioned in some of the highest growth markets in the Southeast, with 249 branches and 328 ATMs in Georgia, Alabama, South Carolina, Florida, and Tennessee.

As of June 30, 2017, we had $30.7 billion in assets, $25.2 billion in total deposits and $3.0 billion in shareholders’ equity. Our net income available to common shareholders was $236.5 million for the fiscal year ended December 31, 2016, a 9.6% increase from $215.8 million for 2015, and was $142.7 million for the six months ended June 30, 2017, a 32.3% increase from $107.9 million for the same period in 2016.

We were incorporated under the laws of the State of Georgia in 1972. Our principal executive offices are located at 1111 Bay Avenue, Suite 500, Columbus, Georgia 31901 and our telephone number at that address is (706) 644-8375. We maintain a website at www.synovus.com where general information about us is available. We are not incorporating the contents of the website into this prospectus supplement or the accompanying prospectus.

Recent Developments

Third Quarter 2017 Results

On October 17, 2017, Synovus reported financial results for the quarter ended September 30, 2017, which included the following:

•	Net Income — Net income available to common shareholders was $95.4 million, or $0.78 per diluted share, for the third quarter 2017 as compared to $73.4 million, or $0.60 per diluted share, for the second quarter 2017 and $62.7 million, or $0.51 per diluted share, for the third quarter 2016. The third quarter 2017 results reflect the $75.0 million Cabela’s transaction fee which was partially offset by the impact from certain balance sheet restructuring actions completed during the quarter.

•	Net Interest Income and Margin — Net interest income was $262.6 million for the third quarter 2017, up $11.5 million, or 4.6%, from the previous quarter and up 16.2% from the third quarter 2016. Net interest margin was 3.63%, up 12 basis points from the previous quarter.

•	Non-Interest Income — Total non-interest income was $135.4 million for the third quarter 2017, up $66.7 million compared to the previous quarter and up $67.3 million from third quarter 2016. Non-interest income for the third quarter 2017 includes the $75.0 million Cabela’s transaction fee, partially offset by $8.0 million in investment securities losses.

•	Loan and Deposit Growth — Total average loans were $24.50 billion, up $149.9 million, or 2.4% annualized, from the previous quarter and up $1.36 billion, or 5.9%, as compared to the third quarter 2016. Total average deposits were $25.29 billion, up $295.2 million, or 4.7%, annualized from the previous quarter and up $1.26 billion, or 5.2%, as compared to the third quarter 2016.

•	Continued Improvement in Credit Quality — Non-performing loans were $97.8 million at September 30, 2017, down $61.5 million from June 30, 2017 and down $50.3 million from September 30, 2016. The non-performing loan ratio was 0.40% at September 30, 2017, as compared to 0.65% at June 30, 2017 and 0.64% at September 30, 2016. Total non-performing assets were $138.6 million at September 30, 2017, down $40.3 million from June 30, 2017 and down $40.5 million from September 30, 2016. The non-performing asset ratio was 0.57% at September 30, 2017, as compared to 0.73% at June 30, 2017 and 0.77% at September 30, 2016. During the third quarter, Synovus completed certain balance sheet restructuring actions which included $77.8 million in loans transferred to held-for-sale (consisting primarily of NPLs) that resulted in provision expense of $27.7 million. Additionally, foreclosed real estate expenses for the quarter include $7.1 million of charges related to discounts to fair value for completed or planned accelerated dispositions.

•	Strong Capital Position — Preliminary Common Equity Tier 1 ratio was 10.04% at September 30, 2017 compared to 10.02% at June 30, 2017. Preliminary Tier 1 Capital ratio was 10.41% at September 30, 2017 compared to 10.37% at June 30, 2017. Preliminary Total Risk Based Capital ratio was 12.28% at September 30, 2017 compared to 12.24% at June 30, 2017. Tier 1 Leverage ratio was 9.34% at September 30, 2017 compared to 9.30% at June 30, 2017. Capital ratios reflect repurchases of $90.6 million in common stock during the third quarter 2017.

These results have not been audited or reviewed by our registered independent public accountants, nor have any other review procedures been performed by them with respect to these results. Accordingly, no opinion or any other form of assurance can be provided with respect to this information. Our actual results could differ from these estimates based on the completion of the review and audit process.

Closing of Cabela’s Transaction

On September 25, 2017, we completed our previously announced acquisition of certain assets and assumption of certain liabilities of World’s Foremost Bank, a wholly-owned subsidiary of Cabela’s Incorporated, which we refer to as “WFB”. Under the terms of the transaction, which we refer to as the “Cabela’s transaction”, we sold WFB’s credit card assets and certain related liabilities to Capital One Bank (USA), National Association, a bank subsidiary of Capital One Financial Corporation, and retained WFB’s $1.1 billion brokered time deposits portfolio. Synovus received a $75 million fee from Cabela’s and Capital One in connection with the transaction.

Redemption of Senior Notes due 2019

On September 25, 2017, we also issued a notice of redemption to redeem all of the $300 million aggregate principal amount of our outstanding 7.875% Senior Notes due 2019, which we refer to as the “2019 notes,” on November 9, 2017 at a “make whole” premium, plus accrued but unpaid interest on the 2019 notes to the redemption date. The redemption of the 2019 notes is expected to be funded with the net proceeds from this offering, together with cash on hand, including proceeds from the closing of the Cabela’s transaction described above. The fourth quarter 2017 results are expected to include a pre-tax loss of approximately $25.0 million related to the early extinguishment of these notes. See “Use of Proceeds.”

THE OFFERING

The following summary contains basic information about the notes and is not complete. It does not contain all the information that is important to you. For a more complete understanding of the notes, you should read the section of this prospectus supplement entitled “Description of Notes.”

Issuer	Synovus Financial Corp.

Securities Offered	3.125% Senior Notes due 2022

Aggregate Principal Amount	$300,000,000

Issue Price	99.729% plus accrued interest, if any, from and including November 1, 2017

Issue Date	November 1, 2017

Maturity Date	November 1, 2022

Interest Rate	3.125%, annually

Interest Payment Dates	Interest will accrue from November 1, 2017 and will be payable on May 1 and November 1, commencing May 1, 2018.

Record Dates	April 15 and October 15.

Day Count Convention	Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

No Guarantees	The notes are not guaranteed by any of our subsidiaries. As a result, the notes will be structurally subordinated to the liabilities of our subsidiaries as discussed below under “Ranking.”

Ranking	The notes will be our senior unsecured obligations and will rank equally among themselves and with any other existing and future unsecured and unsubordinated indebtedness, and senior to our existing and future subordinated and junior subordinated indebtedness, and will be effectively subordinated to our future secured indebtedness to the extent of the value of the collateral securing such indebtedness, and structurally subordinated to the existing and future indebtedness of our subsidiaries.

As of June 30, 2017, we had:

•	approximately $300 million of unsecured and unsubordinated indebtedness issued by Synovus Financial Corp., consisting of our 2019 notes, which we have committed to redeem on November 9, 2017;

•	approximately $250 million in subordinated and junior subordinated indebtedness issued by Synovus Financial Corp; and

•	approximately $1.6 billion in long-term debt issued by our subsidiaries, which, together with approximately $25.6 billion in other outstanding debt and other liabilities, including deposits, of our subsidiaries, which would rank structurally senior to the notes in case of liquidation or otherwise.

The indenture does not limit the amount of additional indebtedness we or our subsidiaries may incur.

Optional Redemption	The notes may not be redeemed by us prior to May 1, 2018. At any time and from time to time, on or after May 1, 2018, and prior to October 1, 2022 (one month prior to the maturity date of the notes), we may redeem the notes, in whole or in part, at our option, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (assuming that the notes matured on October 1, 2022 (one month prior to the maturity date of the notes)), not including any portion of such payments of interest accrued as of the date on which the notes are to be redeemed, discounted to the date on which the notes are to be redeemed on a semiannual basis assuming a 360-day year consisting of twelve 30-day months, at the adjusted treasury rate (as described under “Description of Notes — Redemption”) plus 20 basis points, in each case plus accrued interest on the notes to be redeemed to but excluding the date on which the notes are to be redeemed.

At any time and from time to time on or after October 1, 2022 (one month prior to the maturity date of the notes), we may redeem the notes, in whole or in part, at our option, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest on the notes to be redeemed to but excluding the date on which the notes are to be redeemed.

See “Description of Notes — Redemption” in this prospectus supplement.

Sinking Fund	There is no sinking fund for the notes.

Further Issuances	The notes will initially be limited to an aggregate principal amount of $300,000,000. We may from time to time, without notice to or consent of the holders, increase the aggregate principal amount of the notes outstanding by issuing additional notes in the future with the same terms as the notes, except for the issue date and offering price, and such additional notes shall be consolidated with the notes issued in this offering and form a single series.

Use of Proceeds

We estimate that the net proceeds from this offering, after deducting underwriting discounts and estimated expenses, will be approximately $297.2 million. We intend to use the net proceeds of this offering, together with cash on hand, to redeem all $300 million aggregate principal amount of our 2019 notes on November 9, 2017 at a “make whole” premium plus accrued but unpaid interest on the 2019 notes to the redemption date and to pay the fees and expenses incurred in connection with this offering and the redemption. See “Use of Proceeds.”

Form and Denomination	The notes will be offered in book-entry form through the facilities of DTC in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Listing	The notes will not be listed on any securities exchange.

Governing Law	The notes and the indenture pursuant to which we will issue the notes will be governed by the laws of the State of New York.

Trustee	The Bank of New York Mellon Trust Company, N.A.

No Prior Market	The notes will be new securities for which there is no existing market. Although the underwriters have informed us that they intend to make a market in the notes, they are not obligated to do so, and they may discontinue market-making activities at any time without notice. We cannot assure you that an active or liquid market for the notes will develop or be maintained.

Risk Factors	An investment in the notes involves risks. You should carefully consider the information contained under “Risk Factors” in this prospectus supplement and in our 2016 10-K as well as other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus, including our financial statements and the notes thereto, before making an investment decision.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth summary consolidated financial and other data of Synovus. The financial data as of and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 have been derived from our audited consolidated financial statements contained in our Annual Reports on Form 10-K filed with the SEC, except for the tangible common equity to tangible assets ratio, which is reconciled below under “Reconciliation of Non-GAAP Financial Measures.” The financial data as of and for the six months ended June 30, 2017 and 2016 have been derived from our unaudited consolidated financial statements contained in our Quarterly Reports on Form 10-Q filed with the SEC, except for the non-GAAP measures noted above which are reconciled as provided below, and do not give effect to the closing of the Cabela’s transaction. The summary consolidated financial results are not indicative of our expected future operating results. The following summary consolidated financial information should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2016 10-K and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, together with the historical consolidated financial statements and notes thereto, incorporated by reference into this prospectus supplement and the accompanying prospectus.

	At or for six months ended June 30,		At or for year ended December 31,
	2017	2016	2016	2015	2014	2013	2012
	(dollars in thousands, except per share data)
Income Statement:
Total revenues(1)	$623,896	$570,609	$1,166,363	$1,092,469	$1,080,057	$1,060,818	$1,128,941
Net interest income	491,024	439,643	899,180	827,318	819,284	810,192	854,117
Provision for loan losses	18,934	16,070	28,000	19,010	33,831	69,598	320,369
Non-interest income	140,539	131,033	273,194	267,920	262,104	253,571	313,966
Non-interest expense	389,133	376,844	755,923	717,655	744,998	741,537	816,237
Net income(2)	147,861	112,989	246,784	226,082	195,249	159,383	830,209
Dividends and accretion of discount on preferred stock	5,119	5,119	10,238	10,238	10,238	40,830	58,703
Net income available to common shareholders(2)	142,742	107,870	236,546	215,844	185,011	118,553	771,506

Per share data:
Net income per common share, basic(2)	1.17	0.85	1.90	1.63	1.34	0.93	6.87
Net income per common share, diluted(2)	1.16	0.85	1.89	1.62	1.33	0.88	5.93
Cash dividends declared per common share	0.30	0.24	0.48	0.42	0.31	0.28	0.28
Book value per common share	23.61	22.78	22.92	22.19	21.42	20.32	23.25

	At or for six months ended June 30,		At or for year ended December 31,
	2017	2016	2016	2015	2014	2013	2012
Balance Sheet:
Investment securities available for sale	$3,827,058	$3,580,359	$3,718,195	$3,587,818	$3,041,406	$3,199,358	$2,981,112
Loans, net of deferred fees and costs	24,430,512	23,060,908	23,856,391	22,429,565	21,097,699	20,057,798	19,541,690
Total assets	30,687,966	29,459,691	30,104,002	28,792,653	27,050,237	26,200,205	26,757,940
Deposits	25,218,816	23,925,922	24,648,060	23,242,661	21,531,700	20,876,790	21,057,044
Long-term debt	2,107,245	2,135,892	2,160,881	2,186,893	2,139,325	2,031,742	1,724,382
Total shareholders’ equity	2,997,947	2,951,659	2,927,924	3,000,196	3,041,270	2,948,985	3,569,431

Performance ratios and other data:
Return on average assets	0.98%	0.78%	0.84%	0.80%	0.74%	0.61%	3.15%
Return on average equity	10.10	7.69	8.40	7.49	6.45	4.84	29.04

Net interest margin	3.46	3.27	3.27	3.19	3.38	3.40	3.50
Dividend payout ratio(3)	25.86	28.24	25.38	25.93	23.13	30.77	4.71
Tangible common equity to tangible assets ratio(4)	9.15	9.52	9.09	9.90	10.69	10.68	9.66
Weighted average common shares outstanding, basic(5)	122,251	126,164	124,389	132,423	138,495	127,495	112,352
Weighted average common shares outstanding, diluted(5)	123,043	126,778	125,078	133,201	139,154	134,226	130,015

(1)	Consists of net interest income and non-interest income excluding investment securities gains (losses), net.
(2)	The year ended December 31, 2012 reflects a $796.3 million income tax benefit due primarily to the reversal of a deferred tax asset valuation allowance.
(3)	Determined by dividing cash dividends declared per common share by diluted net income per share.
(4)	The tangible common equity to tangible assets ratio is a non-GAAP financial measure which is calculated as follows: (total shareholders’ equity minus preferred stock minus goodwill minus other intangible assets) divided by (total assets minus goodwill minus other intangible assets). See “Reconciliation of non-GAAP Financial Measures.”
(5)	Synovus effected a one-for-seven reverse stock split on its common stock which became effective on May 16, 2014. All prior periods have been adjusted to reflect the one-for-seven reverse stock split.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

The measure entitled tangible common equity to tangible assets ratio, which we refer to elsewhere in this prospectus supplement, is not a measure recognized under generally accepted accounting principles, or GAAP, and therefore is considered a non-GAAP financial measure. The most comparable GAAP measure is the ratio of total common shareholders’ equity to total assets.

Management uses this non-GAAP financial measure to assess the strength of Synovus’ capital position. Synovus believes that this non-GAAP financial measure provides meaningful additional information about Synovus to assist investors in evaluating Synovus’ financial strength and capitalization. This non-GAAP financial measure should not be considered as a substitute for capital ratios determined in accordance with GAAP and may not be comparable to other similarly titled measures at other companies.

The computation of tangible common equity to tangible assets ratio and the reconciliation of this measure to the most comparable GAAP measure is set forth in the table below:

	At June 30,		At December 31,
	2017	2016	2016	2015	2014	2013	2012
	(dollars in thousands)
Tangible Common Equity Ratio:
Total assets	$30,687,966	$29,459,691	$30,104,002	$28,792,653	$27,050,237	$26,200,205	$26,757,940
Goodwill	(57,092)	(24,431)	(59,678)	(24,431)	(24,431)	(24,431)	(24,431)
Other intangible assets, net	(11,843)	(228)	(13,223)	(471)	(1,265)	(3,415)	(5,149)

Tangible assets	$30,619,031	$29,435,032	$30,031,101	$28,767,751	$27,024,540	$26,172,359	$26,728,360
Total shareholders’ equity	$2,997,947	$2,951,659	$2,927,924	$3,000,196	$3,041,270	$2,948,985	$3,569,431
Goodwill	(57,092)	(24,431)	(59,678)	(24,431)	(24,431)	(24,431)	(24,431)
Other intangible assets, net	(11,843)	(228)	(13,223)	(471)	(1,265)	(3,415)	(5,149)
Series C Preferred Stock	(125,980)	(125,980)	(125,980)	(125,980)	(125,980)	(125,862)	—
Series A Preferred Stock	—	—	—	—	—	—	(957,327)

Tangible common equity	$2,803,032	$2,801,020	$2,729,043	$2,849,314	$2,889,594	$2,795,277	$2,582,524
Total common shareholders’ equity to total assets ratio(1)	9.36%	9.59%	9.31%	9.98%	10.78%	10.78%	9.76%
Tangible common equity to tangible assets	9.15%	9.52%	9.09%	9.90%	10.69%	10.68%	9.66%

(1)	Total shareholders’ equity less preferred stock divided by total assets.

RISK FACTORS

An investment in the notes involves a number of risks. This prospectus supplement does not describe all of those risks. You should carefully consider the risks described below and the risk factors concerning our business included in our 2016 10-K in addition to the other information in this prospectus supplement and the accompanying prospectus, including our other filings, which are incorporated into this prospectus supplement by reference, before deciding whether an investment in the notes is suitable for you.

The notes are not savings accounts, deposits or other obligations of any of our bank or nonbank subsidiaries. The notes are not insured by the FDIC or any other governmental agency or public or private insurer.

Our substantial level of debt could materially adversely affect our ability to generate sufficient cash to fulfill our obligations under the notes.

We have a substantial amount of debt, requiring significant interest and principal payments. As of June 30, 2017, we and our subsidiaries had approximately $2.1 billion in principal amount of long-term debt outstanding, including our 2019 notes and our 2025 subordinated notes, but excluding the notes offered hereby. The indenture and the notes do not contain any limitation on the amount of debt, deposits or other obligations that may hereafter be issued, accepted or incurred by us or our subsidiaries. We and our subsidiaries are expected to incur additional obligations from time to time, and the risks related to our high level of debt could increase.

Our substantial level of debt could have important consequences to holders of the notes, including the following:

•	making it more difficult for us to satisfy our obligations with respect to our debt, including the notes;

•	requiring us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for other purposes;

•	increasing our vulnerability to adverse economic and industry conditions, which could place us at a disadvantage compared to our competitors that have relatively less debt;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate; and

•	limiting our ability to borrow additional funds, or to dispose of assets to raise funds, if needed, for working capital, capital expenditures, acquisitions and other corporate purposes.

In addition, a breach of any of the restrictions or covenants in our debt agreements could cause a cross-default under other debt agreements. A significant portion of our debt then may become immediately due and payable. We are not certain whether we would have, or be able to obtain, sufficient funds to make these accelerated payments. If any of our debt is accelerated, our assets may not be sufficient to repay such debt in full.

The notes are structurally subordinated to all liabilities of our subsidiaries.

The notes are structurally subordinated to all liabilities of our subsidiaries, including, without limitation, their debt, deposits and trade payables. As of June 30, 2017, we had approximately $1.6 billion in long-term debt issued by our subsidiaries, which, together with approximately $25.6 billion in other outstanding debt and other liabilities, including deposits, of our consolidated subsidiaries, would rank structurally senior to the notes in case of liquidation or otherwise. None of our subsidiaries has guaranteed or otherwise become obligated with respect to the notes. Our right to receive assets from any of our subsidiaries upon its liquidation or reorganization, and the right of the holders of the notes to participate in those assets, is structurally subordinated to claims of that subsidiary’s depositors and creditors. Even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of that subsidiary and any debt of that subsidiary senior to that held by us, and our rights could otherwise be subordinated to the rights of other creditors and depositors of that subsidiary. Furthermore, none of our subsidiaries is under any obligation to make payments to us, and any payments to us would depend on the earnings or financial condition of our subsidiaries and various business considerations. Statutory, contractual or other restrictions may also limit our subsidiaries’ ability to pay dividends or make distributions, loans or advances to us. For these reasons, we may not have access to any assets or cash flows of our subsidiaries to make interest and principal payments on the notes.

Our access to funds from our subsidiaries may become limited, thereby restricting our ability to make payments on our obligations.

Synovus Financial Corp. is a separate and distinct legal entity from its subsidiary bank and nonbanking subsidiaries. We therefore depend on dividends, distributions and other payments from our subsidiary bank and nonbanking subsidiaries to fund payments on our obligations, including debt obligations such as the notes. Our subsidiary bank and certain of our other subsidiaries are subject to laws that authorize regulatory bodies to block or reduce the flow of funds from those subsidiaries to us, and certain of our subsidiaries also may become subject to regulatory orders that would further limit their ability to pay dividends or other distributions to us. See “Risk Factors — We may become subject to supervisory actions and enhanced regulation that could have a material negative effect on our business, reputation, operating flexibility, financial condition and the value of our common stock and preferred stock” and “Business — Supervision, Regulation and Other Factors — Dividends” in our 2016 10-K. Regulatory action of this kind could impede access to funds we need to make payments on our obligations, including interest and principal payments on the notes.

We may not be able to generate sufficient cash to service all of our debt, including the notes.

Our ability to make scheduled payments of principal and interest or to satisfy our obligations in respect of our debt or to refinance our debt will depend on our future operating performance. Prevailing economic conditions (including interest rates), regulatory constraints, including, among other things, on distributions to us from our subsidiaries and required capital levels with respect to certain of our subsidiary bank and nonbanking subsidiaries, and financial, business and other factors, many of which are beyond our control, will also affect our ability to meet these needs. We may not be able to generate sufficient cash flows from operations, or obtain future borrowings in an amount sufficient to enable us to pay our debt, or to fund our other liquidity needs. We may need to refinance all or a portion of our debt on or before maturity. We may not be able to refinance any of our debt when needed on commercially reasonable terms or at all.

Your ability to transfer the notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the notes.

The notes are a new issue of securities for which there is no established trading market. We do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes in any automated dealer quotation system. The underwriters have advised us that they intend to make a market in the notes, as permitted by applicable laws and regulations; however, the underwriters are not obligated to make a market in the notes and they may discontinue their market-making activities at any time without notice. Therefore, an active market for the notes may not develop or, if developed, may not continue. The liquidity of any market for the notes will depend upon, among other things, the number of holders of the notes, our performance, the market for similar securities, the interest of securities dealers in making a market in the notes and other factors. If a market develops, the notes could trade at prices that may be lower than the initial offering price of the notes. The market, if any, for the notes may not be free from similar disruptions and any such disruptions may adversely affect the prices at which you may sell your notes.

There are limited covenants in the indenture.

Neither we nor any of our subsidiaries is restricted from incurring additional debt or other liabilities, including additional senior debt, under the indenture. If we incur additional debt or liabilities, our ability to pay our obligations on the notes could be adversely affected. We expect to incur, from time to time, additional debt and other liabilities. In addition, we are not restricted under the indenture from granting security interests over our assets or from paying dividends or issuing or repurchasing our securities. In addition, there are no financial covenants in the indenture. You are not protected under the indenture in the event of a highly leveraged transaction, reorganization, a default under our existing indebtedness, restructuring, merger or similar transaction that may adversely affect you.

Changes in our credit ratings may adversely affect your investment in the notes.

The credit ratings of our indebtedness are an assessment by rating agencies of our ability to pay our debts when due. These ratings are not recommendations to purchase, hold or sell the notes, inasmuch as the ratings do not comment as to market price or suitability for a particular investor, are limited in scope, and do not address all material risks relating to an investment in the notes, but rather reflect only the view of each rating agency at the time the rating is issued. The ratings are based on current information furnished to the ratings agencies by us and information obtained by the ratings agencies from other sources. An explanation of the significance of such rating may be obtained from such rating agency. There can be no assurance that such credit ratings will remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in each rating agency’s judgment, circumstances so warrant.

The ratings agencies regularly evaluate us and Synovus Bank, and their ratings of our long-term debt are based on a number of factors, including our financial strength as well as factors not entirely within our control, including conditions affecting the financial services industry generally. There can be no assurance that we will not receive adverse changes in our ratings in the future, which could adversely affect the cost and other terms upon which we are able to obtain funding and the way in which we are perceived in the capital markets. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under review for a downgrade, could affect the market value and liquidity of the notes and increase our borrowing costs.

USE OF PROCEEDS

We estimate that the net proceeds from this offering, after deducting underwriting discounts and estimated expenses, will be approximately $297.2 million.

We intend to use the net proceeds of this offering, together with cash on hand, to (i) redeem all $300 million aggregate principal amount of our 2019 notes on November 9, 2017 at a redemption price equal to the greater of (A) 100% of the principal amount of the notes to be redeemed or (B) the sum of the present values of the remaining scheduled payments of principal and interest on the 2019 notes from the redemption date through the scheduled maturity date of the 2019 notes, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a specified treasury rate that will be determined prior to the redemption date, in each case plus 50 basis points and the accrued but unpaid interest on the 2019 notes to the redemption date and to (ii) pay the fees and expenses incurred in connection with this offering and the redemption.

The 2019 notes have an interest rate of 7.875% and a maturity date of February 15, 2019.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of June 30, 2017:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the sale of the notes offered hereby and the use of proceeds therefrom as described in “Use of Proceeds.”

This information should be read together with the selected consolidated financial and other data in this prospectus supplement as well as the unaudited consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” in our quarterly report on Form 10-Q for the quarter ended June 30, 2017, which is incorporated by reference into this prospectus supplement.

	At June 30, 2017
	Actual	As adjusted(1)
	(dollars in thousands, except share data)
Federal funds purchased and securities sold under repurchase agreements	$150,379	$150,379
Long-term debt:
Parent Company:
Notes offered hereby, $300 million par value	$—	$300,000
7.875% senior notes, due February 15, 2019, $300 million par value	298,290	—
5.75% subordinated notes, due December 15, 2025, $250 million par value	247,377	247,377
LIBOR + 1.80% debentures, due April 19, 2035	10,000	10,000

Total long-term debt — parent company	555,667	557,377
Subsidiaries:
FHLB advances with interest and principal payments due at various maturity dates through 2022	1,550,000	1,550,000
Capital lease maturing in 2031	1,578	1,578

Total long-term debt — subsidiaries	1,551,578	1,551,578

Total long-term debt	$2,107,245	$2,108,955

Shareholders’ equity:
Series C Preferred Stock — no par value. 5,200,000 shares outstanding	$125,980	$125,980
Common stock — $1.00 par value
Authorized 342,857,143 shares, issued 142,498,906 shares, and outstanding 121,661,092 shares	142,499	142,499
Additional paid-in capital	3,029,754	3,029,754
Less treasury stock at cost — 20,837,814 shares	(709,944)	(709,944)
Accumulated other comprehensive loss, net	(47,865)	(47,865)
Retained earnings	457,523	441,773

Total shareholders’ equity	$2,997,947	$2,982,197

Total capitalization (including short-term borrowings)	$5,255,571	$5,241,531

	At June 30, 2017
	Actual	As adjusted(1)
	(dollars in thousands, except share data)
Capital ratios:
Common equity tier 1 capital	$2,734,984	$2,719,234
Tier 1 capital	2,829,341	2,813,591
Total risk-based capital	3,340,156	3,324,406
Tier 1 capital ratio	10.37%	10.31%
Common equity tier 1 ratio (transitional)	10.02%	9.97%
Common equity tier 1 ratio (fully phased-in)	9.82%	9.77%
Total risk-based capital to risk-weighted assets ratio	12.24%	12.19%
Leverage ratio	9.30%	9.25%
Total shareholders’ equity to total assets ratio	9.77%	9.72%
Tangible common equity to tangible assets ratio(2)	9.15%	9.10%

(1)	The fourth quarter 2017 results are expected to include a loss on early extinguishment of debt totaling approximately $25 million pre-tax, resulting from the redemption of the 2019 notes. The after-tax impact of this loss is included in the “as adjusted” column.
(2)	See “Reconciliation of Non-GAAP Financial Measures.”

RATIO OF EARNINGS TO FIXED CHARGES

Our consolidated ratios of earnings to fixed charges for each of the periods indicated are set forth below.

	Six months ended June 30,		Year ended December 31,
	2017	2016	2016	2015	2014	2013	2012
Including interest on deposits	3.88x	3.44x	3.68x	3.55x	3.30x	2.27x	0.87x
Excluding interest on deposits	6.36x	5.47x	5.93x	5.90x	5.06x	3.06x	0.78x

For the year ended December 31, 2012, earnings were insufficient to cover fixed charges (including and excluding interest on deposits) by $27.2 million. In this period during which earnings were insufficient to cover fixed charges, Synovus met all financial obligations.

DESCRIPTION OF NOTES

The notes will be a series of our senior debt securities. The notes will be issued under the Senior Notes Indenture dated February 13, 2012 between us and The Bank of New York Mellon Trust Company, N.A., as trustee. We refer to the Senior Notes Indenture as the “indenture,” and we refer to The Bank of New York Mellon Trust Company, N.A., in its capacity as the trustee, as the “Trustee.” We urge you to read the indenture because it, not the descriptions below and in the accompanying prospectus, defines your rights. Those descriptions are qualified in their entirety by reference to the actual provisions of the indenture and the notes. You may obtain copies of the indenture and the notes from us without charge. See the section entitled “Where You Can Find More Information” in this prospectus supplement. For the purposes of this description of notes, references to “Synovus,” “we,” “us,” “our” or similar terms mean only Synovus Financial Corp. and not any of its subsidiaries.

General

The notes will be issued in fully registered book-entry form without coupons and in denominations of $2,000 and integral multiples of $1,000 in excess thereof. We do not intend to apply for the listing of the notes on any securities exchange. The notes will be unsecured and will rank equally among themselves and with any of our other existing and future unsecured and unsubordinated indebtedness and will rank senior to our existing and future subordinated and junior subordinated indebtedness.

Since we are a holding company, our rights and the rights of our creditors, including holders of the notes, to participate in the assets of any of our subsidiaries upon the liquidation or reorganization of any of our subsidiaries will be subject to prior claims of the creditors of any such subsidiary, including, in the case of Synovus Bank, its depositors, except to the extent that we are a creditor of such subsidiary with recognized claims against the subsidiary. Claims on our subsidiaries by creditors other than us may include claims with respect to long-term debt and substantial obligations with respect to deposit liabilities, federal funds purchased, securities sold under repurchase agreements, other short-term borrowings and various other financial obligations.

The notes are not savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured by the FDIC or any other governmental agency or instrumentality.

The notes will initially be limited to an aggregate principal amount of $300,000,000. We may from time to time, without notice to or consent of the holders, increase the aggregate principal amount of the notes outstanding by issuing additional notes in the future with the same terms as the notes, except for the issue date and offering price, and such additional notes shall be consolidated with the notes issued in this offering and form a single series.

The notes will mature at 100% of their principal amount on November 1, 2022 (the “maturity date”). The notes will not be entitled to any sinking fund.

Payments of principal and interest to owners of the book-entry interests described below are expected to be made in accordance with the procedures of The Depository Trust Company (“DTC”) and its participants.

Interest

The notes will bear interest at an annual rate equal to 3.125%. Interest on the notes will be payable semi-annually in arrears on May 1 and November 1 of each year (each such date, an “interest payment date”), beginning on May 1, 2018, to the persons in whose names the notes are registered at the close of business on the preceding April 15 and October 15 of each year. Interest on the notes at the maturity date will be payable to the persons to whom principal is payable. Interest on the notes will be computed on the basis of a 360-day year consisting of twelve 30-day months. Interest payments on the notes will be the amount of interest accrued from and including November 1, 2017 or the most recent interest payment date on which interest has been paid to but excluding the interest payment date or the maturity date, as the case may be.

If an interest payment date, redemption date or the maturity date falls on a day that is not a business day, the related payment of interest and principal will be made on the next day that is a business day, and no interest on the notes or such payment will accrue for the period from and after such interest payment date, redemption date or maturity date, as the case may be.

When we refer to a “business day” with respect to the notes, we mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

Ranking

The notes will be senior unsecured obligations and will rank equally with any of our existing and future unsecured and unsubordinated indebtedness and senior to our existing and future subordinated and junior subordinated indebtedness, and will be effectively subordinated to our future secured indebtedness to the extent of the value of the collateral securing such indebtedness, and structurally subordinated to the existing and future indebtedness of our subsidiaries. Because we are a holding company, our right to participate in any distribution of the assets of our banking or nonbanking subsidiaries, upon a subsidiary’s dissolution, winding-up, liquidation or reorganization or otherwise, and thus the ability of a holder of notes to benefit indirectly from such distribution, is subject to prior claims of creditors of any such subsidiary, except to the extent that we may be a creditor of that subsidiary and our claims are recognized. There are legal limitations on the extent to which some of our subsidiaries, including Synovus Bank, may extend credit, pay dividends or otherwise supply funds to, or engage in transactions with, us or some of our other subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay amounts due under our contracts or otherwise to make any funds available to us. Our subsidiaries may, without notice or consent of the holders of the notes, incur additional debt and liabilities in the future, all of which would rank structurally senior to the notes. As of June 30, 2017, we had approximately $1.6 billion in long-term debt issued by our subsidiaries, which, together with approximately $25.6 billion in other outstanding debt and other liabilities, including deposits, of our consolidated subsidiaries, would rank structurally senior to the notes in case of liquidation or otherwise.

Synovus may from time to time, without notice or consent of the holders of the notes, incur additional senior indebtedness ranking equally with the notes as well as additional subordinated and junior subordinated indebtedness ranking junior to the notes.

Optional Redemption by Us

The notes may not be redeemed by us prior to May 1, 2018. At any time and from time to time, on or after May 1, 2018, and prior to October 1, 2022 (one month prior to the maturity date of the notes), we may redeem the notes in whole or in part, at our option, at a redemption price equal to the greater of (A) 100% of the principal amount of the notes to be redeemed or (B) as determined by the quotation agent described below, the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (assuming that the notes matured on October 1, 2022 (one month prior to the maturity date of the notes)), not including any portion of such payments of interest accrued as of the date on which the notes are to be redeemed, discounted to the date on which the notes are to be redeemed on a semiannual basis assuming a 360-day year consisting of twelve 30-day months, at the adjusted treasury rate described below plus 20 basis points, in each case plus accrued interest on the notes to be redeemed to but excluding the date on which the notes are to be redeemed.

At any time and from time to time on or after October 1, 2022 (one month prior to the maturity date of the notes), we may redeem the notes, in whole or in part, at our option, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest on the notes to be redeemed to but excluding the date on which the notes are to be redeemed.

We will utilize the following procedures to calculate the adjusted treasury rate described in the second preceding paragraph. We will appoint Merrill Lynch, Pierce, Fenner & Smith Incorporated, or one of its affiliates, and four or more other primary U.S. Government securities dealers in New York City as reference dealers, and we will appoint Merrill Lynch, Pierce, Fenner & Smith Incorporated or one of its affiliates to act as our quotation agent. If Merrill Lynch, Pierce, Fenner & Smith Incorporated, or one of its affiliates, is no longer a primary U.S. Government securities dealer, we will substitute another primary U.S. Government securities dealer in its place as a reference dealer and quotation agent.

The quotation agent will select a United States Treasury security which would be used, at the time of selection and in accordance with customary financial practice, to price new issues of corporate debt securities with a maturity comparable to the remaining maturity of our notes (assuming, for this purpose, that the notes matured on October 1, 2022 (one month prior to the maturity date of the notes)). The reference dealers will provide us with the bid and asked prices for that comparable United States Treasury security as of 5:00 p.m. on the third business day before the redemption date. We will calculate the average of the bid and asked prices provided by each reference dealer, eliminate the highest and the lowest reference dealer quotations and then calculate the average of the remaining reference dealer quotations. However, if we obtain fewer than four reference dealer quotations, we will calculate the average of all the reference dealer quotations and not eliminate any quotations. We call this average quotation the comparable treasury price. The adjusted treasury rate will be the semiannual equivalent yield to maturity of a security whose price is equal to the comparable treasury price, in each case expressed as a percentage of its principal amount.

We may redeem the notes at any time on or after May 1, 2018, on a redemption date of our choice. However, we must give the holders of such notes notice of the redemption not less than 30 days or more than 60 days before the redemption date. We will give the notice in the manner described under “— Notices.” Any such notice of redemption may, at Synovus’ discretion, be subject to one or more conditions precedent that must be satisfied prior to our obligation to redeem the notes subject to such notice of redemption, including, but not limited to, completion of an equity offering, refinancing or other corporation transaction. If we elect to redeem fewer than all the notes, the trustee will select the particular notes to be redeemed on a pro rata basis, by lot or in such manner that the trustee deems fair and appropriate.

Restrictive Covenant

Limitations on Sales and Issuance of Voting Shares

Under the indenture, as long as any notes are outstanding, we have agreed not to (i) issue, sell or otherwise dispose of any voting shares of any principal subsidiary bank or any securities convertible into or options, warrants or rights to subscribe to such voting shares, (ii) permit the merger or consolidation of any principal subsidiary bank with or into any other corporation, or (iii) permit the sale or other disposition of all or substantially all of the assets of any principal subsidiary bank, in each case unless after giving effect to such transaction we would own, directly or indirectly, at least 80% of the voting shares of such principal subsidiary bank.

The indenture defines a principal subsidiary bank as any subsidiary bank, the consolidated assets of which constitute 20% or more of our consolidated assets or, any other subsidiary bank designated as a principal subsidiary bank pursuant to a board resolution and set forth in an officers’ certificate delivered to the trustee, or a subsidiary that owns, directly or indirectly, any voting shares, or securities convertible into, or options, warrants or rights to subscribe for or purchase voting shares of any such principal subsidiary bank. As of the date of this prospectus, only Synovus Bank is a principal subsidiary bank. The indenture defines voting shares as outstanding shares of capital stock of any class having voting power under ordinary circumstances to elect at least a majority of the board of directors.

Notwithstanding the foregoing, this covenant does not prohibit any such transaction if:

•	required by any law or any regulation or order of any governmental authority;

•	required as a condition imposed by law, regulation or order to the acquisition by us, directly or indirectly, of certain other entities also designated as principal subsidiary banks;

•	after such transaction, we own, directly or indirectly, not less than the percentage of voting shares of the principal subsidiary bank subject to the transaction that we owned prior to such transaction;

•	the proceeds of such transaction are used to invest within a certain amount of time in a subsidiary bank the assets of which are equal to at least 80% of the assets of the principal subsidiary bank being disposed of; or

•	such transaction is a merger, consolidation or sale of all or substantially all of the assets of a principal subsidiary bank with and into a principal subsidiary bank or us so long as Synovus owns, directly or indirectly, at least 80% of the voting shares of the surviving principal subsidiary bank.

Under the terms of the indenture, we will be required to furnish to the trustee annually, on or before a date not more than four months after the end of our fiscal year, a brief certificate from our principal executive, financial or accounting officer as to his or her knowledge of our compliance with all conditions and covenants under the indenture.

Merger, Consolidation or Sale of Assets

We may not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of our property and assets (in one transaction or a series of related transactions) to, any Person unless either:

•	Synovus is the continuing Person; or

•	the Person (if other than Synovus) formed by such consolidation or into which Synovus is merged or to which properties and assets of Synovus shall be sold, conveyed, transferred or leased is a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof and expressly assumes, by a supplemental indenture, executed and delivered to the trustee, all of the obligations of Synovus on all series of notes and under the indenture; and

•	Synovus, in the case of either of the above, has delivered to the trustee:

•	an opinion of counsel stating that such consolidation, merger or sale, conveyance, transfer or lease and such supplemental indenture (if any) complies with the provisions of the indenture concerning mergers, consolidations or sale of assets, and that all conditions precedent provided for in such provisions relating to such transaction have been complied with and that such supplemental indenture (if any) constitutes the legal, valid and binding obligation of Synovus and such successor enforceable against such Person in accordance with its terms, subject to customary exceptions, and

•	an officers’ certificate to the effect that immediately after giving effect to such transaction, no default shall have occurred and be continuing.

Upon any such consolidation or merger, or any sale, conveyance, transfer, lease or other disposition of all or substantially all of our property and assets in accordance with the foregoing paragraph, the successor Person formed by such consolidation or into which we are merged or to which such sale, conveyance, transfer, lease or other disposition is made shall succeed to, and be substituted for, and may exercise every right and power of, Synovus under the indenture with the same effect as if such successor Person had been named as a party to the indenture and thereafter the predecessor Person, except in the case of a lease, shall be relieved of all obligations and covenants under the indenture and the notes.

For purposes of this section, the term “Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

This covenant would not apply to any recapitalization transaction, change of control of Synovus or a transaction in which we incur a large amount of additional debt unless the transactions or change of control included a merger or consolidation or transfer or other disposition of all or substantially all of our assets. There are no covenants or other provisions in the indenture providing for a put or increased interest or that would otherwise afford holders of the notes additional protection in the event of a recapitalization transaction, a change of control of us or a transaction in which we incur or acquire a large amount of additional debt.

Although there is a limited body of case law interpreting the phrase “all or substantially all” and similar phrases, there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a person.

Additional Notes

We may in the future from time to time, without notice to or consent of the holders of the notes, create and issue additional notes having the same terms and conditions as the notes offered by this prospectus supplement in all respects, except for any differences in the issue date and price and interest accrued prior to the issue date of the additional notes; provided that if such additional notes are not fungible with the notes offered hereby for U.S. federal income tax and securities law purposes, the additional notes will have a separate CUSIP number. The notes offered hereby and any additional notes would rank equally and ratably and would be treated as a single class for all purposes under the indenture. No additional notes may be issued if any event of default has occurred and is continuing with respect to the notes.

Events of Default, Notice and Waiver

Each of the following “Events of Default” set forth in the indenture will be applicable to the notes:

•	we fail to pay the principal of the notes when due;

•	we fail for 30 days to pay any interest payable on the notes;

•	we default in the performance of or breach any other covenant or agreement we make in the indenture with respect to the notes which has continued for 90 days after written notice as provided for in accordance with the indenture by the trustee or the holders of at least 25% in principal amount of the notes; and

•	certain events of bankruptcy, insolvency or reorganization of Synovus occur.

If there is a continuing event of default under the indenture with respect to the notes, then the trustee or the holders of not less than 25% of the total principal amount of the notes may declare immediately due and payable the principal amount of the notes, and the interest accrued thereon, except that such amounts will automatically become immediately due and payable in cases of certain events of bankruptcy, insolvency or reorganization of us occurs. However, at any time after an acceleration with respect to the notes then outstanding has been declared or has occurred, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in principal amount of the notes may waive all defaults with respect to such notes, and rescind and annul such declaration and its consequences if:

•	we deposit with the trustee all required payments of the principal of, and interest on the notes (and, to the extent lawful, interest on overdue installments of interest) plus certain fees, expenses, disbursements and advances of the applicable trustee; and

•	all events of default, other than the nonpayment of accelerated principal of the notes, have been cured or waived as provided in the indenture.

The indenture also provides that the holders of not less than a majority in principal amount of the notes may waive an existing default with respect to the notes and its consequences, except a default consisting of:

•	our failure to pay the principal of or interest on the notes; or

•	a default relating to a covenant or provision contained in the indenture that by its terms cannot be modified or amended without the consent of the holders of each outstanding note.

The trustee is generally required to give notice to the holders of the notes within 90 days of an uncured default of which the trustee has actual notice under the indenture.

The indenture provides that no holder of the notes may institute a proceeding with respect to the indenture or for any remedy under the indenture, unless such holder has previously given notice to the trustee of a default or an event of default and the trustee fails to act for 60 days after:

•	such holder has previously given the trustee a written notice of a continuing event of default,

•	the trustee has received a written request to institute proceedings in respect of a default or an event of default from the holders of not less than 25% in principal amount of the notes, as well as an offer of indemnity reasonably satisfactory to the trustee; and

•	no direction inconsistent with such written request has been given to the trustee during that 60-day period by the holders of a majority in principal amount of the notes.

Subject to provisions in the indenture specifically relating to the trustee’s duties in case of default, the trustee is not under an obligation to exercise any of its rights or powers under the indenture at the request or direction of any holders of the notes, unless the holders of the notes have offered to the trustee security or indemnity reasonably satisfactory to the trustee against the costs, expenses and liabilities that might be incurred by the trustee in compliance with such request or direction. Subject to these provisions for the indemnification of the trustee, the holders of not less than a majority in principal amount of the notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any trust or power conferred upon the trustee. However, the trustee may refuse to follow any direction which is in conflict with any law or the indenture, which may involve the trustee in personal liability or which may be unduly prejudicial to the holders of the notes not joining in the direction. The trustee may take any other proper action not inconsistent with the instructions received by such majority of holders.

Modification of the Indenture

Modification and amendment of the indenture may be made only with the consent of the holders of not less than a majority in principal amount of the notes except as provided in the indenture and described below. However, no modification or amendment may, without the consent of each holder affected thereby, do any of the following:

•	change the stated maturity of or any installment of interest on the principal of the notes;

•	reduce the principal amount of or the rate or amount of interest on the notes;

•	reduce the percentage of the holders of the notes necessary to modify or amend the indenture; or

•	reduce the percentage of the holders of the notes necessary to approve any supplemental indenture or to waive compliance with certain provisions of the indenture or certain defaults and their consequences.

We and the trustee may modify or amend the indenture, without the consent of any holder of the notes for any of the following purposes:

•	to cure any ambiguity, defect or inconsistency in the indenture, provided that such action shall not materially and adversely affect the interests of the holders of the notes;

•	to comply with the provisions of the indenture concerning mergers, consolidations or sales of assets;

•	to comply with any requirements of the Securities and Exchange Commission to qualify the indenture under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”);

•	to evidence and provide for the acceptance or appointment of a successor trustee with respect to the notes or facilitate the administration of the trusts under the indenture by more than one trustee;

•	to establish the form of any securities and to provide for the issuance of any series of securities under the indenture and to set forth the terms thereof;

•	to provide for uncertificated or unregistered notes and to make all appropriate changes for such purpose; and

•	to make any change that does not materially and adversely affect the rights of any holder of notes.

Discharge of Obligations

Under the indenture, under certain circumstances, we may discharge certain obligations to holders of the notes that have not already been delivered to the trustee for cancellation. We can discharge these obligations by irrevocably depositing with the trustee funds in United States dollars or United States government obligations in an amount sufficient to pay the entire indebtedness on the notes, including the principal of and interest payable on the notes to the date of the deposit, if the notes have become due and payable, or to the maturity date, if the notes have not yet become due and payable.

Book-Entry, Delivery and Form

General

The notes offered hereby will be issued in registered, global form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The notes will be issued on the issue date therefor only against payment in immediately available funds.

The notes offered hereby initially will be represented by one or more permanent global certificates (which may be subdivided) in definitive, fully registered form without interest coupons, which we refer to as the “global notes.”

The global notes will be deposited upon issuance with the trustee as custodian for DTC in New York, New York, and registered in the name of DTC or its nominee for credit to an account of a direct or indirect participant in DTC (including the Euroclear System (“Euroclear”) or Clearstream Banking, S.A. (“Clearstream”)), as described below under “— Depositary Procedures.”

Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for notes in certificated form except in the limited circumstances described below under “— Exchange of Book-Entry Notes for Certificated Notes.”

Transfers of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Depositary Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them.

We do not take any responsibility for these operations and procedures and urge investors to contact the systems or their participants directly to discuss these matters. DTC is a limited-purpose trust company created to hold securities for its participating organizations, referred to as “participants,” and facilitate the clearance and settlement of transactions in those securities between DTC’s participants through electronic book-entry changes in accounts of its participants. DTC’s participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly, which entities are referred to as “indirect participants.”

Persons who are not DTC participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants. DTC has no knowledge of the identity of beneficial owners of securities held by or on behalf of DTC. DTC’s records reflect only the identity of its participants to whose accounts securities are credited. The ownership interests and transfer of ownership interests of each beneficial owner of each security held by or on behalf of DTC are recorded on the records of DTC’s participants and indirect participants.

Pursuant to procedures established by DTC:

•	upon deposit of the global notes, DTC will credit the accounts of its participants designated by the underwriters with portions of the principal amount of the global notes; and

•	ownership of such interests in the global notes will be maintained by DTC (with respect to its participants) or by DTC’s participants and indirect participants (with respect to other owners of beneficial interests in the global notes).

Investors in the global notes may hold their interests therein directly through DTC, if they are participants in such system, or indirectly through organizations (including Euroclear and Clearstream) that are participants or indirect participants in such system. Euroclear and Clearstream will hold interests in the notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositaries. The depositaries, in turn, will hold interests in the notes in customers’ securities accounts in the depositaries’ names on the books of DTC.

All interests in a global note, including those held through Euroclear or Clearstream, will be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream will also be subject to the procedures and requirements of these systems. The laws of some jurisdictions require that certain persons take physical delivery of certificates evidencing securities they own. Consequently, the ability to transfer beneficial interests in a global note to such persons will be limited to that extent. Because DTC can act only on behalf of its participants, which in turn act on behalf of indirect participants, the ability of beneficial owners of interests in a global note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests. For certain other restrictions on the transferability of the notes, see “— Exchange of Book-Entry Notes for Certificated Notes.”

Except as described below, owners of interests in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or holders thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest on, a global note registered in the name of DTC or its nominee will be payable by the trustee (or the paying agent if other than the trustee) to DTC in its capacity as the registered holder under the indenture. We and the trustee will treat the persons in whose names the notes, including the global notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, none of us, the trustee or any of our respective agents has or will have any responsibility or liability for:

•	any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the global notes, or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the global notes; or

•	any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date in amounts proportionate to their respective holdings in the principal amount of the relevant security as shown on the records of DTC, unless DTC has reason to believe it will not receive payment on such payment date. Payments by the participants and the indirect participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the trustee or us.

None of us or the trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by their depositaries. Crossmarket transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in that system in accordance with the rules and procedures and within the established deadlines (Brussels time) of that system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositaries to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global note from a participant in DTC will be credited and reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a global note by or through a Euroclear or Clearstream participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account with DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and the procedures may be discontinued at any time. None of us or the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

The information in this section concerning DTC, Euroclear and Clearstream and their book-entry systems has been obtained from sources that we believe to be reliable, but we do not take any responsibility for the accuracy thereof.

Exchange of Book-Entry Notes for Certificated Notes

The global notes are exchangeable for certificated notes in definitive, fully registered form without interest coupons only in the following limited circumstances:

•	DTC (1) notifies us that it is unwilling or unable to continue as depositary for the global notes or (2) has ceased to be a clearing agency registered under the Exchange Act, or

•	if there shall have occurred and be continuing an event of default with respect to the notes.

In all cases, certificated notes delivered in exchange for any global note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of DTC (in accordance with its customary procedures).

Same-Day Settlement and Payment

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System.

Trustee

The Bank of New York Mellon Trust Company, N.A. will act as trustee for the notes. From time to time, we and some of our subsidiaries may maintain deposit accounts and conduct other banking transactions, including lending transactions, with the trustee in the ordinary course of business. Additionally, The Bank of New York Mellon Trust Company, N.A. serves as trustee under the indenture involving our existing debt securities. Upon the occurrence of an event of default or an event which, after notice or lapse of time or both, would become an event of default under the notes, or upon the occurrence of a default under another indenture under which The Bank of New York Mellon Trust Company, N.A. serves as trustee, the trustee may be deemed to have a conflicting interest with respect to the other debt securities as to which we are not in default for purposes of the Trust Indenture Act and, accordingly, may be required to resign as trustee under the indenture. In that event, we would be required to appoint a successor trustee.

Notices

Any notices required to be given to the holders of the notes will be given to DTC.

Governing law

The indenture and the notes are governed by and will be construed in accordance with the laws of the State of New York.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of certain U.S. federal income tax consequences of the ownership and disposition of the notes offered hereby. Except where noted, this discussion addresses only those beneficial owners of the notes who hold the notes as capital assets (generally, investment property) for U.S. federal income tax purposes and who acquire the notes for a price equal to the issue price of the notes (i.e., the first price at which a substantial amount of the notes is sold, other than to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). The discussion does not address consequences of non-income U.S. federal taxes (such as estate or gift taxes) or of any foreign, U.S. state or local taxes. This discussion does not address special U.S. federal income tax rules that may be applicable to certain categories of beneficial owners of the notes, such as:

•	brokers, dealers or traders in securities or currencies;

•	U.S. persons whose “functional currency” is not the U.S. dollar;

•	persons subject to the alternative minimum tax;

•	certain U.S. expatriates;

•	financial institutions;

•	insurance companies;

•	pass-through entities, including partnerships and entities and arrangements classified as partnerships for U.S. federal tax purposes, and beneficial owners of such pass-through entities;

•	persons holding notes as part of a conversion, constructive sale, wash sale or a hedge, straddle or other integrated transaction;

•	controlled foreign corporations, passive foreign investment companies and regulated investment companies and shareholders of such corporations;

•	governmental entities, entities that are tax-exempt for U.S. federal income tax purposes and retirement plans, individual retirement accounts, and tax-deferred accounts; and

•	persons that acquire the notes for a price other than the issue price of the notes.

If you are a partnership (or an entity or arrangement classified as a partnership for U.S. federal income tax purposes) holding notes, or a partner in such a partnership, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships and partners should consult their own tax advisor as to the U.S. federal income tax consequences of owning and disposing of the notes.

This summary is for general information only and is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative rulings and judicial decisions, all as in effect as of the date hereof. Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, may affect the tax consequences described herein (possibly with retroactive effect).

You are urged to consult your tax advisor with regard to the application of the U.S. federal income tax laws to your particular situation as well as any tax consequences arising under other federal tax laws (such as estate and gift tax laws) or the laws of any state, local or non-U.S. taxing jurisdiction.

Tax Consequences to U.S. Holders

This section applies to you if you are a “U.S. Holder.” As used herein, the term “U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more “U.S. persons” (within the meaning of the Code) have authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Payments of Interest

Stated interest on your notes will be taxed as ordinary interest income. If you use the cash method of accounting for U.S. federal income tax purposes, you will have to include the interest on your notes in your gross income at the time you receive the interest. If you use the accrual method of accounting for U.S. federal income tax purposes, you will have to include the interest on your notes in your gross income at the time the interest accrues.

Sale or Other Disposition of Notes

Upon the sale, exchange, redemption, retirement or other taxable disposition (including early redemption) of a note, you generally will recognize taxable gain or loss equal to the difference, if any, between the amount you realize on the disposition (less any amount attributable to accrued interest, which will be taxable as ordinary interest income to the extent not previously included in gross income as described under “— Payments of Interest” above) and your adjusted tax basis in the note. Your adjusted tax basis in the note generally will equal the cost of the note to you, reduced by any payments on the notes other than stated interest payments.

Your gain or loss will generally be capital gain or loss. Your gain or loss will be long-term capital gain or loss if at the time of the sale or other disposition you have held the note for more than one year. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, will be subject to a preferential tax rate. The deductibility of capital losses may be subject to limitations.

Backup Withholding and Information Reporting

In general, information reporting requirements apply to payments to a non-corporate U.S. Holder of interest on the notes and the proceeds of a sale or other disposition (including a retirement or redemption) of the notes.

You will be subject to backup withholding (currently at a rate of 28%) on these payments if you fail to provide a correct taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise fail to establish an exemption from backup withholding. Backup withholding is not an additional tax and may be credited against your U.S. federal income tax liability, if you timely provide required information to the IRS. You should consult your tax advisor regarding your qualification for an exemption from backup withholding, and the procedures for establishing such exemption, if applicable.

Medicare Tax on Net Investment Income

Certain U.S. Holders who are individuals, estates or trusts are subject to an additional 3.8% tax on “net investment income,” which includes, among other things, interest on and gains from the sale or other disposition of notes. U.S. Holders that are individuals, estates or trusts should consult their tax advisors regarding the effect, if any, regarding the 3.8% Medicare Tax.

Tax Consequences to Non-U.S. Holders

This section applies to you if you are a “Non-U.S. Holder.” As used herein, the term “Non-U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

Payments on the Notes

Subject to the discussion below concerning backup withholding and the Foreign Account Tax Compliance Act below, U.S. federal withholding tax will not be applied to any payments of principal or interest on the notes made by us or any paying agent to you, provided that, in the case of interest:

•	you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of section 871(h)(3) of the Code;

•	you are not a controlled foreign corporation that is related, directly or indirectly, to us through stock ownership; and

•	you certify, under penalties of perjury, on a properly executed applicable IRS Form W-8BEN or W-8BEN-E that you are not a United States person.

If you fail to satisfy the requirements above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless you provide us or the paying agent with a properly executed (1) IRS Form W-8BEN or W-8BEN-E, as applicable, claiming an exemption from or reduction in withholding under an applicable income tax treaty or (2) IRS Form W-8ECI (or other applicable form) stating that such interest income is effectively connected with the conduct by you of a trade or business in the United States.

If interest on your note is effectively connected with the conduct by you of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment), then, although you will be exempt from the 30% withholding tax provided the certification requirements discussed above are satisfied, you will generally by taxed on the interest in the same manner as if you were a U.S. Holder (see “Tax Consequences to U.S. Holders” above). In addition, if a Non-U.S. Holder is a foreign corporation, it may be subject to the 30% branch profits tax (or lower rate under an applicable income tax treaty).

Sales, Redemptions or Other Taxable Dispositions of Notes

If you are a Non-U.S. Holder, gain recognized on the sale, redemption or other taxable disposition of a note will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with the conduct by you of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment); or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of the disposition.

If you are a Non-U.S. Holder described in the first bullet point above, you will generally be taxed as if you were a U.S. Holder (see “Tax Consequences to U.S. Holders” above). In addition, if you are a foreign corporation described in the first bullet point above, you may be subject to the 30% branch profits tax (or lower rate under an applicable income tax treaty).You should consult your tax advisor with respect to the U.S. tax consequences of the ownership and disposition of the notes, including the possible imposition of a branch profits tax.

If you are an individual Non-U.S. Holder described in the second bullet point above, your gain on the sale, redemption or other taxable disposition of the note generally will be subject to a 30% tax, unless an applicable income tax treaty provides otherwise. If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of the sale, exchange, redemption or other disposition of the notes.

Backup Withholding and Information Reporting.

Generally, the amount of interest paid to Non-U.S. Holders and the amount of tax, if any, withheld on those payments must be reported annually to the IRS and to Non-U.S. Holders. Copies of the information returns reporting such interest and withholding may also be made available to the tax authorities in the country in which a Non-U.S. Holder resides under the provisions of an applicable income tax treaty or tax information exchange agreement.

Unless you comply with the certification procedures described in the last bullet point under “— Payments on the Notes” to establish that you are not a United States person, you will be subject to information reporting and, depending on the circumstances, backup withholding (currently at a 28% rate) on payments of the proceeds of the sale or other disposition of a note. Backup withholding is not an additional tax and may be credited against your U.S. federal income tax liability, if you timely provide required information to the IRS.

Foreign Account Tax Compliance Act

Under Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (collectively, “FATCA”), a 30% U.S. federal withholding tax may apply to interest income on notes and to gross proceeds from a disposition after December 31, 2018 of notes, in each case, paid to certain non-U.S. entities (whether such non-U.S. entity is the beneficial owner or an intermediary) that fail to comply with certain certification, withholding and information reporting requirements (which may include entering into an agreement with the IRS) or fail to satisfy the requirements of an applicable FATCA intergovernmental agreement. You should consult your own tax advisor regarding the effect, if any, of the FATCA rules based on your particular circumstances.

BENEFIT PLAN INVESTOR CONSIDERATIONS

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and Section 4975 of the Code, impose certain requirements on (a) employee benefit plans subject to Title I of ERISA, (b) individual retirement accounts, Keogh plans or other arrangements subject to Section 4975 of the Code, (c) entities whose underlying assets include “plan assets” (as defined in U.S. Department of Labor regulation 29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of ERISA (the “Plan Asset Regulations”)) by reason of any such plan’s or arrangement’s investment therein (we refer to the foregoing collectively as “Plans”) and (d) persons who are fiduciaries with respect to Plans. In addition, certain governmental, church and non-U.S. plans (“Non-ERISA Arrangements” and, collectively with the Plans, “Benefit Plans”) are not subject to Section 406 of ERISA or Section 4975 of the Code but may be subject to other laws that are substantially similar to Section 406 of ERISA and Section 4975 of the Code (each, a “Similar Law”).

In addition to ERISA’s general fiduciary standards, Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of a Plan and persons who have specified relationships to the Plan, i.e., “parties in interest” as defined in ERISA or “disqualified persons” as defined in Section 4975 of the Code (we refer to the foregoing collectively as “parties in interest”) unless exemptive relief is available under an exemption issued by the U.S. Department of Labor. Parties in interest that engage in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and Section 4975 of the Code. The Plan Asset Regulations describe what constitutes the assets of a Benefit Plan with respect to the Benefit Plan’s investment in an entity for purposes of certain provisions of ERISA, including the fiduciary responsibility and prohibited transaction provisions of Title I of ERISA and Section 4975 of the Code. The Plan Asset Regulations describe the circumstances under which the assets of an entity in which a Benefit Plan invests will be considered to be “plan assets” in a manner that any person who exercises control over those assets would be subject to ERISA’s fiduciary standards and prohibited transaction restrictions. Under the Plan Asset Regulations, if a Benefit Plan invests in an “equity interest” of an entity that is neither a “publicly-offered security” nor a security issued by an investment company registered under the Investment Company Act, the Benefit Plan’s assets include both the equity interest and an undivided interest in each of the entity’s underlying assets, unless it is established that the entity is an “operating company” or that equity participation in the entity by benefit plan investors is not “significant.” The term “equity interest” is defined in the Plan Asset Regulation as any interest in an equity other than an instrument that is treated as indebtedness under “applicable local law” which has no “substantial equity features.”

Although there is no authority directly on point, we believe that, at the time of their issuance, the notes should be treated as indebtedness without substantial equity features for purposes of the Plan Asset Regulation.

Without regard to whether the Notes are considered to be an “equity interest” or debt for purposes of the Plan Asset Regulation, the acquisition or holding of notes by or on behalf of a Benefit Plan could be considered to give rise to a prohibited transaction if the issuer, the owner trustee, the indenture trustee, the servicer, the back-up servicer, any initial purchaser, or any of their respective affiliates is or becomes a party in interest or a disqualified person with respect to such Benefit Plan. We, the underwriters and our and the underwriters’ current and future affiliates may be parties in interest with respect to many Plans. Thus, a Plan fiduciary considering an investment in securities should also consider whether such an investment might constitute or give rise to a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code. For example, the notes may be deemed to represent a direct or indirect sale of property, extension of credit or furnishing of services between us and an investing Plan which would be prohibited if we are a party in interest with respect to the Plan unless exemptive relief were available under an applicable exemption.

Certain exemptions from the prohibited transaction rules could be applicable, depending on the type of Benefit Plan involved and the circumstances of the plan fiduciary’s decision to acquire a note. In this regard, each prospective purchaser that is, or is acting on behalf of, a Plan, and proposes to purchase notes, should consider the exemptive relief available under the following prohibited transaction class exemptions, or PTCEs:

(A) the in-house asset manager exemption (PTCE 96-23), (B) the insurance company general account exemption (PTCE 95-60), (C) the bank collective investment fund exemption (PTCE 91-38), (D) the insurance company pooled separate account exemption (PTCE 90-1) and (E) the qualified professional asset manager exemption (PTCE 84-14). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide a limited exemption for the purchase and sale of securities and related lending transactions, provided that neither the issuer of the securities nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than adequate consideration in connection with the transaction (the so-called “service provider exemption”). Even if the conditions specified in one or more of these exemptions are met, the scope of the relief provided by these exemptions might or might not cover all acts in connection with an investment in the notes that might be construed as a prohibited transactions. There can be no assurance that any of these statutory or class exemptions, or any other exemption, will be available with respect to transactions involving the notes.

Fiduciaries of any Benefit Plans or other investor of ERISA “plan assets” (“Benefit Plan Investors”) should consult their own legal counsel concerning the impact of ERISA and the Code, the availability of other exemptions from the prohibited transaction rules that may apply to them, and the potential consequences in their specific circumstances before purchasing the notes. Each Benefit Plan fiduciary should also determine whether under the general fiduciary standards of investment prudence and diversification, an investment in the notes is appropriate for the Benefit Plan, taking into account the overall investment policy of the Benefit Plan and the composition of the Benefit Plan’s investment portfolio.

Each purchaser or holder of a note, and each fiduciary who causes any entity to purchase or hold a note, shall be deemed to have represented and warranted, on each day such purchaser or holder holds such notes, that either (i) it is not a Benefit Plan and it is not purchasing or holding notes on behalf of or with the assets of any Plan or Non-ERISA Arrangement; or (ii) its purchase, holding and subsequent disposition of such notes shall not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA, Section 4975 of the Code or any provision of Similar Law.

In addition, any purchaser, transferee or holder of the offered certificates or any interest therein that is, or is acting on behalf of, a Benefit Plan Investor (a “Plan Fiduciary”) , should also consider the impact of the new regulations promulgated at 29 C.F.R. Section 2510.3-21 (the “Fiduciary Rule”). In connection with the Fiduciary Rule, each Benefit Plan Investor will be will be deemed to have represented, by virtue of its acquisition or holding of that certificate or interest therein that:

(1) none of the depositor, the master servicer, the securities administrator, the servicer, the servicing administrators, any subservicer, the initial purchaser and the issuing entity or any of their respective affiliates (the “Transaction Parties”) has provided or will provide advice with respect to the acquisition of an offered certificate by or on behalf of a Benefit Plan Investor, other than to the Plan Fiduciary which is independent (within the meaning of the Fiduciary Rule) of the Transaction Parties;

(2) the Plan Fiduciary is:

(a) a bank as defined in Section 202 of the Investment Advisers Act of 1940 (the “Advisers Act”), or similar institution that is regulated and supervised and subject to periodic examination by a state or federal agency;

(b) an insurance carrier which is qualified under the laws of more than one state to perform the services of managing, acquiring or disposing of assets of a Benefit Plan Investor;

(c) an investment adviser registered under the Advisers Act, or, if not registered an as investment adviser under the Advisers Act by reason of paragraph (1) of Section 203A of the Advisers Act, is registered as an investment adviser under the laws of the state in which it maintains its principal office and place of business;

(d) a broker-dealer registered under the Securities Exchange Act of 1934, as amended; or

(e) any other Plan Fiduciary acting on behalf of a Benefit Plan Investor if such Plan Fiduciary has, and at all times that such Benefit Plan Investor is invested in the offered certificates will have, total assets of at least U.S. $50,000,000 under its management or control (provided that this clause (e) shall not be satisfied if the Plan Fiduciary is either (i) the owner or a relative of the owner of an investing individual retirement account or (ii) a participant or beneficiary of the Benefit Plan Investor investing in or holding such offered certificates in such capacity);

(3) the Plan Fiduciary is capable of evaluating investment risks independently, both in general and with respect to particular transactions and investment strategies, including the acquisition by or behalf of the Benefit Plan Investor of the offered certificates;

(4) the Plan Fiduciary is a “fiduciary” with respect to the Benefit Plan Investor within the meaning of Section 3(21) of ERISA, Section 4975 of the Code, or both, and is responsible for exercising independent judgment in evaluating Benefit Plan Investor’s acquisition of the offered certificates;

(5) none of the Transaction Parties has exercised any authority to cause the Benefit Plan Investor or any party acting on behalf of a Benefit Plan Investor to invest in the offered certificates or to negotiate the terms of the Benefit Plan Investor’s investment in such offered certificates; and

(6) the Plan Fiduciary has been informed by the Transaction Parties:

(a) that none of the Transaction Parties is undertaking to provide impartial investment advice or to give advice in a fiduciary capacity in connection with the Benefit Plan Investor’s acquisition of the offered certificates; and

(b) of the existence and nature of the Transaction Parties financial interests in the Benefit Plan Investor’s acquisition of the offered certificates.

These representations are intended to comply with an exception to fiduciary status under the 29 C.F.R. Sections 2510.3-21(a) and (c)(1). If these sections of the Fiduciary Rule are revoked, repealed or no longer effective, these representations will be deemed to be no longer in effect.

Each purchaser of a note will have exclusive responsibility for ensuring that its purchase, holding and subsequent disposition of the note does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any Similar Law. Nothing herein shall be construed as a representation that an investment in the notes would meet any or all of the relevant legal requirements with respect to investments by, or is appropriate for, Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in a firm commitment underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the principal amount of notes set forth opposite its name below.

Underwriter	Principal Amount of Notes
Merrill Lynch, Pierce, Fenner & Smith
Incorporated	$240,000,000
Sandler O’Neill & Partners, L.P.	60,000,000

Total	$300,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the notes sold under the underwriting agreement if any of these notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities in connection with this offering, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representative has advised us that the underwriters propose initially to offer the notes to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of 0.300% of the principal amount of the notes. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The expenses of the offering, not including the underwriting discount, are estimated at $500,000 and are payable by us.

New Issue of Notes

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for inclusion of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected. If the notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our operating performance and financial condition, general economic conditions and other factors.

Settlement

We expect that delivery of the notes will be made to investors on or about November 1, 2017, which will be the fifth business day following the date of this prospectus supplement (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

Short Positions

In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales and purchases on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater principal amount of notes than they are required to purchase in the offering. The underwriters must close out any short position by purchasing notes in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area, no offer of notes which are the subject of the offering has been, or will be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representative for any such offer; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes referred to in (A) to (C) above shall result in a requirement for the company or the representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

This prospectus has been prepared on the basis that any offer of notes in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of notes. Accordingly any person making or intending to make an offer in that Relevant Member State of notes which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the company or the representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the company nor the representative has authorized, nor do they authorize, the making of any offer of notes in circumstances in which an obligation arises for the company or the representative to publish a prospectus for such offer.

For the purpose of this provision, the expression an “offer of notes to the public” in relation to any notes in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in the each Member State.

The above selling restriction is in addition to any other selling restriction set out below.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

This prospectus supplement does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations and the notes will not be listed on the SIX Swiss Exchange. Therefore, this prospectus supplement may not comply with the disclosure standards of the listing rules (including any additional listing rules or prospectus schemes) of the SIX Swiss Exchange. Accordingly, the notes may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors who do not subscribe to the notes with a view to distribution. Any such investors will be individually approached by the underwriters from time to time.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The notes to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the notes offered should conduct their own due diligence on the notes. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Prospective Investors in Canada

The notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the notes offered by this prospectus supplement will be passed upon for us by Alston & Bird LLP, Atlanta, Georgia. Certain legal matters in connection with this offering will be passed upon for the underwriters by Troutman Sanders LLP, Atlanta, Georgia.

EXPERTS

The consolidated financial statements of Synovus Financial Corp. and its subsidiaries as of December 31, 2016 and 2015, and for each of the years in the three-year period ended December 31, 2016, and the assessment of the effectiveness of internal control over financial reporting as of December 31, 2016 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

COMMON STOCK

PREFERRED STOCK

DEPOSITARY SHARES

WARRANTS

DEBT SECURITIES

PURCHASE CONTRACTS

UNITS

The securities listed above may be offered and sold by us or by selling shareholders to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. We will provide specific terms of each issuance of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest in the securities described in the applicable prospectus supplement.

This prospectus may not be used to sell securities unless accompanied by the applicable prospectus supplement. Synovus Financial Corp.’s common stock is traded on the New York Stock Exchange under the trading symbol “SNV.”

Any securities offered by this prospectus and any accompanying prospectus supplement will be equity securities or unsecured obligations and will not be savings accounts, deposits or other obligations of any banking or non-banking subsidiary of ours and are not insured by the Federal Deposit Insurance Corporation, the bank insurance fund or any other governmental agency or instrumentality.

Investing in these securities involves certain risks. You should carefully read and consider the information referred to under the heading “Risk Factors” beginning on page 5 of this prospectus and set forth in the documents incorporated by reference herein before you invest in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 4, 2016.

ABOUT THIS PROSPECTUS

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to “Synovus,” “we,” “us,” “our,” or similar references mean Synovus Financial Corp. and its consolidated subsidiaries.

This prospectus is part of a registration statement we have filed with the Securities and Exchange Commission (SEC) using a “shelf” registration process. Using this process, we may offer and sell any combination of the securities described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the securities we may offer. Each time this prospectus is used to offer and sell securities, we will provide a prospectus supplement and, if applicable, a pricing supplement that will describe the specific terms of the offering. The prospectus supplement and any pricing supplement may also add to, update or change the information contained in this prospectus. Please carefully read this prospectus, the prospectus supplement and any applicable pricing supplement, in addition to the information contained in the documents we refer to under the heading “Where You Can Find More Information.”

You should rely only on the information incorporated by reference or provided in this prospectus, any prospectus supplement or any pricing supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any pricing supplement is accurate as of any date other than the date on the front of the document and that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference.

FORWARD-LOOKING STATEMENTS

Certain statements made or incorporated by reference in this prospectus which are not statements of historical fact constitute forward-looking statements within the meaning of, and subject to the protections of, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to Synovus’ beliefs, plans, objectives, goals, targets, expectations, anticipations, assumptions, estimates, intentions and future performance and involve known and unknown risks, many of which are beyond Synovus’ control and which may cause Synovus’ actual results, performance or achievements or the commercial banking industry or economy generally, to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are forward-looking statements. You can identify these forward-looking statements through Synovus’ use of words such as “believes,” “anticipates,” “expects,” “may,” “will,” “assumes,” “predicts,” “could,” “should,” “would,” “intends,” “targets,” “estimates,” “projects,” “plans,” “potential” and other similar words and expressions of the future or otherwise regarding the outlook for Synovus’ future business and financial performance and/or the performance of the commercial banking industry and economy in general. Forward-looking statements are based on the current beliefs and expectations of Synovus’ management and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements. A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements in this document. Many of these factors are beyond Synovus’ ability to control or predict. These factors include, but are not limited to:

(1)	the risk that competition in the financial services industry may adversely affect our future earnings and growth;

(2)	the risk that we may not realize the expected benefits from our efficiency and growth initiatives, which will negatively affect our future profitability;

(3)	the risk that our enterprise risk management framework may not identify or address risks adequately, which may result in unexpected losses;

(4)	the risk that our allowance for loan losses may prove to be inadequate or may be negatively affected by credit risk exposures;

(5)	the risk that any future economic downturn could have a material adverse effect on our capital, financial condition, results of operations and future growth;

(6)	changes in the interest rate environment and competition in our primary market area may result in increased funding costs or reduced earning assets yields, thus reducing margins and net interest income;

(7)	the risk that we may be required to make substantial expenditures to keep pace with the rapid technological changes in the financial services market;

(8)	risks related to a failure in or breach of our operational or security systems of our infrastructure, or those of our third party vendors and other service providers, including as a result of cyber-attacks, which could disrupt our businesses, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs or cause losses;

(9)	risks related to our reliance on third parties to provide key components of our business infrastructure, including the costs of services and products provided to us by third parties, and risks related to disruptions in service or financial difficulties of a third party vendor;

(10)	our ability to attract and retain key employees;

(11)	the risk that we could realize losses if we determine to sell non-performing assets and the proceeds we receive are lower than the carrying value of such assets;

(12)	the risk that we may not be able to identify suitable acquisition targets as part of our growth strategy and even if we are able to identify suitable acquisition targets, we may not be able to complete such acquisitions or successfully integrate bank or nonbank acquisitions into our existing operations;

(13)	the impact of recent and proposed changes in governmental policy, laws and regulations, including proposed and recently enacted changes in the regulation of banks and financial institutions, or the interpretation or application thereof, including restrictions, increased capital requirements, limitations and/or penalties arising from banking, securities and insurance laws, enhanced regulations and examinations and restrictions on compensation;

(14)	the impact on our financial results, reputation, and business if we are unable to comply with all applicable federal and state regulations or other supervisory actions or directives and any necessary capital initiatives;

(15)	the risks that if economic conditions worsen or regulatory capital rules are modified, or the results of mandated “stress testing” do not satisfy certain criteria, we may be required to undertake additional strategic initiatives to improve our capital position;

(16)	changes in the cost and availability of funding due to changes in the deposit market and credit market, or the way in which we are perceived in such markets, including a downgrade in our credit ratings;

(17)	restrictions or limitations on access to funds from historical and alternative sources of liquidity could adversely affect our overall liquidity, which could restrict our ability to make payments on our obligations and our ability to support asset growth and sustain our operations and the operations of Synovus Bank;

(18)	the risk that we may be unable to pay dividends on our common stock or Series C Preferred Stock or obtain any applicable regulatory approval to take certain capital actions, including any increases in dividends on our common stock, any repurchases of common stock or any other issuance or redemption of any other regulatory capital instruments;

(19)	our ability to receive dividends on our common stock, any repurchases of common stock or any other issuance or redemption of any other regulatory capital instruments;

(20)	the risk that further downgrades of U.S. government securities by one or more of the credit ratings agencies could have a material effect on our operations, earnings, and financial condition;

(21)	risks related to recent and proposed changes in the mortgage banking industry, including the risk that we may be required to repurchase mortgage loans sold to third parties and the impact of the “ability to pay” and “qualified mortgage” rules on our loan origination process and foreclosure proceedings;

(22)	the risk that for our deferred tax assets, we may be required to increase the valuation allowance in future periods, or we may not be able to realize all of the deferred tax assets in the future;

(23)	the risk that we could have an “ownership change” under Section 382 of the IRC, which could impair our ability to timely and fully utilize our net operating losses and built-in losses that may exist when such “ownership change” occurs;

(24)	the costs and effects of litigation, investigations, inquiries or similar matters, or adverse facts and developments related thereto;

(25)	risks related to the fluctuations in our stock price;

(26)	the effects of any damages to our reputation resulting from developments related to any of the items identified above; and

(27)	other factors and other information contained in this prospectus and in other reports and filings that we make with the SEC under the Exchange Act, including, without limitation, those found in “Part I –Item 1A. – Risk Factors” of Synovus’ 2015 Form 10-K.

For a discussion of these and other risks that may cause actual results to differ from expectations, refer to “Part I – Item 1A. Risk Factors” and other information contained in Synovus’ 2015 Form 10-K and our other periodic filings, including quarterly reports on Form 10-Q and current reports on Form 8-K, that we file from time to time with the SEC. All written or oral forward-looking statements that are made by or are attributable to Synovus are expressly qualified by this cautionary notice. You should not place undue reliance on any forward-looking statements since those statements speak only as of the date on which the statements are made. Synovus undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of new information or unanticipated events, except as may otherwise be required by law.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on their public reference room. Our SEC filings are also available to the public at the SEC’s web site (http://www.sec.gov). Our common stock is listed on the New York Stock Exchange (NYSE) under the symbol “SNV,” and all such reports, proxy statements and other information filed by us with the NYSE may be inspected at the NYSE’s offices at 20 Broad Street, New York, New York 10005. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call 212-656-5060. Finally, we maintain an Internet site where you can find additional information. The address of our Internet site is http://www.synovus.com. All internet addresses provided in this prospectus or in any accompanying prospectus supplement are for informational purposes only and are not intended to be hyperlinks. In addition, the information on our Internet site, or any other Internet site described herein, is not a part of, and is not incorporated or deemed to be incorporated by reference in, this prospectus or any accompanying prospectus supplement or other offering materials.

We have filed a registration statement, of which this prospectus is a part, covering the securities offered hereby. As allowed by SEC rules, this prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto. We refer you to the registration statement and the exhibits thereto for further information. This prospectus is qualified in its entirety by such other information.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus from the date of filing those documents. Any reports filed by us with the SEC on or after the date of this prospectus will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC. They contain important information about Synovus and its financial condition:

(a) Annual Report on Form 10-K for the year ended December 31, 2015, filed on February 29, 2016;

(b) Those portions of the Definitive Proxy Statement on Schedule 14A filed by Synovus on March 11, 2016 in connection with its 2016 Annual Meeting of Shareholders that are incorporated by reference into its Annual Report on Form 10-K for the year ended December 31, 2015;

(c) Quarterly Reports on Form 10-Q for the quarter ended March 31, 2016, filed on May 5, 2016, and for the quarter ended June 30, 2016, filed on August 3, 2016;

(d) Current Reports on Form 8-K filed February 16, 2016, February 18, 2016, April 21, 2016, April 27, 2016, July 11, 2016 and July 22, 2016. (in all instances other than information in such reports that is furnished and not deemed to be filed);

(e) The description of Synovus’ common stock, $1.00 par value per share, set forth in the registration statement on Form 8-A/A filed with the SEC on December 17, 2008, including any amendment or report filed with the SEC for the purpose of updating this description; and

(f) The description of Synovus’ preferred stock purchase rights, set forth in the Current Report on Form 8-K filed with the SEC on April 26, 2010, including the registration statement on Form 8-A filed on April 29, 2010, as amended on September 6, 2011 and April 24, 2013, and any other amendment, report or registration statement on Form 8-A filed with the SEC for the purpose of updating this description.

All documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus and prior to the termination of the offering of the securities to which this prospectus relates (other than information in such documents that is furnished and not deemed to be filed) shall be deemed to be incorporated by reference into this prospectus and to be part hereof from the date of filing of those documents. In case of a conflict or inconsistency between information contained in this prospectus are any accompanying prospectus supplement and information incorporated by reference into this prospectus and any accompanying prospectus supplement, you should rely on the information that was filed later.

We will provide to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus (other than the exhibits to such documents which are not specifically incorporated by reference therein); we will provide this information at no cost to the requester upon written or oral request to:

Director of Investor Relations

Synovus Financial Corp.

1111 Bay Avenue, Suite 500

Columbus, Georgia 31901

(706) 649-3555

SYNOVUS FINANCIAL CORP.

Synovus Financial Corp. is a financial services company and a registered bank holding company headquartered in Columbus, Georgia. We provide integrated financial services including commercial and retail banking, financial management, insurance and mortgage services to our customers through 28 locally-branded banking divisions of our wholly-owned subsidiary bank, Synovus Bank, and other offices in Georgia, Alabama, South Carolina, Florida and Tennessee.

Our relationship-driven community banking model is built on creating long-term relationships with our customers. This relationship banking approach allows our bankers to serve their customers’ individual needs and demonstrates our commitment to the communities in which we operate. We believe that these factors position us to take advantage of future growth opportunities in our existing markets.

We were incorporated under the laws of the State of Georgia in 1972. Our principal executive offices are located at 1111 Bay Avenue, Suite 500, Columbus, Georgia 31901 and our telephone number at that address is (706) 649-2311. Our Common Stock is traded on the NYSE under the symbol “SNV.”

RISK FACTORS

Investing in our securities involves risks. You should carefully consider the risks described under “Risk Factors” in our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q which descriptions are incorporated by reference herein, as well as the other information contained or incorporated by reference in this prospectus or in any prospectus supplement hereto before making a decision to invest in our securities. See “Where You Can Find More Information” above.

USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities as set forth in the applicable prospectus supplement.

We will not receive any proceeds from the resale of shares of common stock by selling shareholders under this prospectus or any supplement to it.

RATIO OF EARNINGS TO FIXED CHARGES AND

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Six months ended June 30,	Year Ended December 31,
	2016	2015	2014	2013	2012	2011
Ratio of Earnings to Fixed Charges
Including interest on deposits	3.71x	3.84x	3.59x	3.00x	1.20x	0.74x
Excluding interest on deposits	6.31x	6.90x	5.89x	5.08x	1.50x	nm
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
Including interest on deposits	3.44x	3.55x	3.30x	2.27x	0.87x	0.59x
Excluding interest on deposits	5.47x	5.90x	5.06x	3.06x	0.78x	nm

For the year ended December 31, 2011, earnings were insufficient to cover fixed charges by $59.5 million (including and excluding interest on deposits) and were insufficient to cover fixed charges and preferred stock dividends by $117.6 million (including and excluding interest on deposits). For the year ended December 31, 2012, earnings were insufficient to cover fixed charges and preferred stock dividends by $27.2 million (including and excluding interest on deposits).

DESCRIPTION OF SECURITIES

This prospectus contains a summary of the securities that Synovus or any selling shareholders may sell. These summaries are not meant to be a complete description of each security. However, this prospectus and the accompanying prospectus supplement contain the material terms of the securities being offered.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the terms of our common stock and preferred stock but does not purport to be complete, and it is qualified in its entirety by reference to the applicable provisions of federal law governing bank holding companies, Georgia law and our articles of incorporation and bylaws. Our articles of incorporation and bylaws, as amended, are incorporated by reference as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC. See the “Incorporation of certain information by reference” section of this prospectus supplement.

General

Our authorized capital stock consists of 342,857,142 shares of common stock, par value $1.00 per share, and 100,000,000 shares of preferred stock, no par value. As of June 30, 2016, there were 124,047,659 shares of our common stock and 5,200,000 shares of our preferred stock issued and outstanding. All outstanding shares of our common stock and preferred stock are, and the shares to be sold under this prospectus supplement will be, when issued and paid for, fully paid and non-assessable.

Common Stock

Voting Rights

Although we only have one class of common stock, certain shares of our common stock are entitled to ten votes per share on each matter submitted to a vote at a meeting of shareholders, including common stock held as described below. The common stock offered in this offering is only entitled to one vote per share on each matter submitted to a vote at a meeting of shareholders. Holders of our common stock are entitled to ten votes on each matter submitted to a vote at a meeting of shareholders for each share of our common stock that:

•	has had the same beneficial owner since April 24, 1986;

•	was acquired by reason of participation in a dividend reinvestment plan offered by us and is held by the same beneficial owner for whom it was acquired under such plan;

•	is held by the same beneficial owner to whom it was issued as a result of an acquisition of a company or business by us where the resolutions adopted by our board of directors approving such issuance specifically reference and grant such rights;

•	was acquired under any employee, officer and/or director benefit plan maintained for one or more of our and/or our subsidiaries’ employees, officers and/or directors, and is held by the same beneficial owner for whom it was acquired under such plan;

•	is held by the same beneficial owner to whom it was issued by us, or to whom it was transferred by us from treasury shares, and the resolutions adopted by our board of directors approving such issuance and/or transfer specifically reference and grant such rights;

•	has been beneficially owned continuously by the same shareholder for a period of forty-eight (48) consecutive months before the record date of any meeting of shareholders at which the share is eligible to be voted; or

•

is owned by a holder who, in addition to shares which are beneficially owned under any of the other requirements set forth above, is the beneficial owner of less than 162,723 shares of our common stock, which amount has been appropriately adjusted to reflect the stock splits which have occurred subsequent to April 24, 1986 and with such amount to be appropriately adjusted to properly reflect any other change in our common stock by means of a stock split, a stock dividend, a recapitalization or other similar action occurring after April 24, 1986.

For purposes of determining voting power under the provisions above, any share of our common stock acquired pursuant to stock options shall be deemed to have been acquired on the date the option was granted, and any shares of common stock acquired as a direct result of a stock split, stock dividend or other type of share distribution will be deemed to have been acquired and held continuously from the date on which shares with regard to such dividend shares were issued were acquired.

Holders of shares of our common stock not described above are entitled to one vote per share for each such share. A shareholder may own both ten-vote shares and one-vote shares, in which case he or she will be entitled to ten votes for each ten-vote share and one vote for each one-vote share.

In connection with various meetings of our shareholders, shareholders are required to submit to our board of directors satisfactory proof necessary for the board of directors to determine whether such shareholders’ shares of our common stock are ten-vote shares. If such information is not provided to our board of directors, shareholders who would, if they had provided such information, be entitled to ten votes per share, are entitled to only one vote per share.

Our common stock is registered with the SEC and is listed on the NYSE. Accordingly, our common stock is subject to a NYSE rule, which, in general, prohibits a company’s common stock and equity securities from being listed on the NYSE if the company issues securities or takes other corporate action that would have the effect of nullifying, restricting or disparately reducing the voting rights of existing shareholders of the company. However, such rule contains a “grandfather” provision, under which voting rights for our common stock qualifies, which, in general, permits grandfathered disparate voting rights plans to continue to operate as adopted.

Except with respect to voting, ten-vote shares and one-vote shares are identical in all respects and constitute a single class of stock, i.e., our common stock. Neither the ten-vote shares nor the one-vote shares have a preference over the other with regard to dividends or distributions upon liquidation.

Preemptive Rights; Cumulative Voting; Liquidation

Our common stock does not carry any preemptive rights enabling a holder to subscribe for or receive shares of our common stock. In the event of liquidation, holders of our common stock are entitled to share in the distribution of assets remaining after payment of debts and expenses and after required payments to holders of our preferred stock. Holders of shares of our common stock are entitled to receive dividends when declared by the board of directors out of funds legally available therefor, subject to the rights of the holders of our preferred stock. The outstanding shares of our common stock are validly issued, fully paid and nonassessable.

There are no redemption or sinking fund provisions applicable to our common stock.

Dividends

Synovus is a legal entity separate and distinct from its subsidiaries. Under the laws of the State of Georgia, we, as a business corporation, may declare and pay dividends in cash or property unless the payment or declaration would be contrary to restrictions contained in our articles of incorporation, or unless, after payment of the dividend, we would not be able to pay our debts when they become due in the usual course of our business or our total assets would be less than the sum of our total liabilities. In addition, we are also subject to federal regulatory capital requirements that effectively limit the amount of cash dividends, if any that we may pay.

The Federal Reserve may restrict our ability to pay dividends on any class of capital stock or any other Tier 1 capital instrument if we are not deemed to have a strong capital position. In addition, we may have to reduce or eliminate dividends if:

•	our net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends;

•	our prospective rate of earnings retention is not consistent with the holding company’s capital needs and overall current and prospective financial condition; or

•	we will not meet, or are in danger of not meeting, the minimum regulatory capital adequacy ratios.

Further, Federal Reserve guidance provides that bank holding companies should consult with the Federal Reserve before taking any actions that could result in a diminished capital bases, including increasing dividends or redeeming or repurchasing common stock or other regulatory capital instruments.

The Federal Reserve Board has indicated that bank holding companies should carefully review their dividend policy and has in some cases discouraged payment unless both asset quality and capital are very strong. Additionally, we are subject to contractual restrictions that limit our ability to pay dividends if there is an event of default under such contract. Synovus is presently subject to, and in the future may become subject to, additional supervisory actions and/or enhanced regulation that could have a material negative effect on business, operating flexibility, financial condition, and the value of its common stock. See “Part I – Item 1. Business –Supervision, Regulation and Other Factors – Dividends,” “Part I – Item 1A. Risk factors – “We may become subject to supervisory actions and enhanced regulation that could have a material negative effect on our business, reputation, operating flexibility, financial condition and the value of our Common Stock and Preferred Stock” and “We may be unable to pay dividends on our Common Stock and Series C Preferred Stock” of Synovus’ 2015 Annual Report on Form 10-K for additional information regarding dividends on Synovus stock for further information.

The primary sources of funds for our payment of dividends to our shareholders are cash on hand and dividends from our subsidiary bank and our non-bank subsidiaries. Various federal and state statutory provisions and regulations limit the amount of dividends that our subsidiary bank and our non-banking subsidiaries may pay. Our subsidiary bank is a Georgia bank. Under the regulations of the Georgia Department of Banking and Finance, a Georgia bank must have approval of the Georgia Department of Banking and Finance to pay cash dividends if, at the time of such payment:

•	the ratio of Tier 1 capital to adjusted total assets is less than 6 percent;

•	the aggregate amount of dividends to be declared or anticipated to be declared during the current calendar year exceeds 50 percent of its net after-tax profits for the previous calendar year; or

•	its total classified assets in its most recent regulatory examination exceeded 80 percent of its Tier 1 capital plus its allowance for loan losses, as reflected in the examination.

In addition, the Georgia Financial Institutions Code contains restrictions on the ability of a Georgia bank to pay dividends other than from retained earnings without the approval of the Georgia Department of Banking and Finance.

The Federal Deposit Insurance Corporation Improvement Act generally prohibits a depository institution from making any capital distribution, including payment of a dividend, or paying any management fee to its holding company if the institution would thereafter be undercapitalized. In addition, federal banking regulations applicable to us and our bank subsidiary require minimum levels of capital that limit the amounts available for payment of dividends. In addition, federal banking regulations applicable to us and our bank subsidiaries require minimum levels of capital that limit the amounts available for the payment of dividends. Finally, “stress testing requirements” established by the Dodd-Frank Act may impact the ability of some banks and bank holding companies to pay dividends. See “Part I – Item 1. Business – Supervision, Regulation and Other Factors –

Dividends,” “Part I – Item 1A. Risk factors – “We may become subject to supervisory actions and enhanced regulation that could have a material negative effect on our business, reputation, operating flexibility, financial condition and the value of our Common Stock and Preferred Stock” and “We may be unable to pay dividends on our Common Stock and Series C Preferred Stock” of Synovus’ 2015 Annual Report on Form 10-K for additional information regarding dividends on Synovus stock for further information.

Preferred Stock

Our articles of incorporation provide that our board of directors has the authority, without further vote or action by our shareholders, to issue up to 100 million shares of preferred stock and may determine the preferences, limitations and relative rights of (i) any preferred stock before the issuance of any shares of preferred stock and (ii) one or more series of preferred stock, and designate the number of shares within that series, before the issuance of any shares of that series. Such preferences, limitations and relative rights may include dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series. The issuance of preferred stock could adversely affect the rights of holders of common stock.

On July 24, 2013, we authorized the issuance of 5,200,000 shares of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series C, no par value (the “Series C Preferred Stock”), all of which were issued on July 25, 2013. The Series C Preferred Stock ranks senior to our common stock and at least equally with each other series of preferred stock we may issue (except for any senior series that may be issued with the requisite consent of the holders of the Series C Preferred Stock and all other parity stock), with respect to the payment of dividends and distributions upon liquidation, dissolution or winding up. We will pay non-cumulative cash dividends on the Series C Preferred Stock, when, as and if declared by our board of directors, based on the $25.00 liquidation preference at a per annum rate equal to (1) 7.875% for each dividend period from the original issue date to, but excluding August 1, 2018 and (2) three-month LIBOR plus 6.39% for each dividend period from and including August 1, 2018 through the redemption date of the Series C Preferred Stock, if any. Dividends on the Series C Preferred Stock are payable when, as, and if declared by our board of directors, quarterly in arrears. The Series C Preferred Stock has a liquidation preference of $25.00 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Liquidating distributions will be made on the Series C Preferred Stock only to the extent our assets are available after satisfaction of all liabilities to creditors and subject to the rights of holders of any security ranking senior to the Series C Preferred Stock, and pro rata with any other shares of our stock ranking equal to the Series C Preferred Stock. The Series C Preferred Stock is perpetual and does not have any maturity date. The Series C Preferred Stock is redeemable at our option (i) in whole or in part, from time to time, on any dividend payment date on or after August 1, 2018 or (ii) in whole, but not in part, at any time within 90 days following a regulatory capital treatment event, in each case at a redemption price equal to $25.00 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Accordingly, the Series C Preferred Stock will remain outstanding indefinitely unless and until we decide to redeem it and receive the prior approval of the Board of Governors of the Federal Reserve System applicable to bank holding companies to do so. The Series C Preferred Stock has no preemptive or conversion rights. The Series C Preferred Stock has no voting rights except with respect to (i) in the case of certain dividend non-payments only, the election of two directors; (ii) authorizing, increasing the authorized amount of, or issuing senior stock; (iii) authorizing material and adverse changes to the terms of the Series C Preferred Stock, whether by merger consolidation or otherwise; and (iv) as otherwise required under Georgia law.

On April 27, 2010, we authorized the issuance of up to 2,500 shares of our Series B Participating Cumulative Participating Preferred Stock, no par value (the “Series B Preferred Stock”), in connection with the adoption of our Shareholder Rights Plan discussed below. No shares of Series B Preferred Stock have been issued.

On December 17, 2008, we authorized the issuance of up to 973,350 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A, no par value (the “Series A Preferred Stock”), 967,870 of which were issued to the United States Department of the Treasury (the “Treasury”) on December 19, 2008. We redeemed all of the outstanding shares of the Series A Preferred Stock on July 26, 2013.

Warrant

In connection with our issuance of the Series A Preferred Stock referenced above, we also issued a warrant (the “Warrant”) to the Treasury to purchase up to 2,215,819 shares of our common stock, with a current exercise price of $65.52. The Warrant provides for the adjustment of the exercise price and the number of shares of our common stock issuable upon exercise pursuant to customary anti-dilution provisions, such as upon stock splits or distributions of securities or other assets to holders of our common stock, and upon certain issuances of our common stock at or below a specified price relative to the initial exercise price. The issuance of securities pursuant to a prospectus supplement will not trigger the anti-dilution provisions of the Warrant. The Warrant expires on December 19, 2018. Pursuant to the securities purchase agreement we entered into with the Treasury, the Treasury has agreed not to exercise voting power with respect to any share of common stock issued upon exercise of the Warrant.

Rights Plan

On April 26, 2010, our board of directors adopted a Shareholder Rights Plan (the “Rights Plan”). The purpose of the Rights Plan is to protect our ability to use certain tax assets, such as net operating loss carryforwards, capital loss carryforwards and certain built-in losses (the “Tax Benefits”), to offset future income. Our use of the Tax Benefits in the future would be substantially limited if we experience an “ownership change” for U.S. federal income tax purposes. In general, an “ownership change” will occur if there is a cumulative change in our ownership by “5-percent shareholders” (as defined under U.S. income tax laws) that exceeds 50 percentage points over a rolling three-year period.

The Rights Plan is designed to reduce the likelihood that we will experience an ownership change by discouraging (i) any person or group from becoming (a) a beneficial owner of 5% or more of the then outstanding common stock of Synovus or (b) a “5-percent shareholder” (as defined under the U.S. income tax laws) with respect to Synovus (in either case, a “Threshold Holder”) and (ii) any existing Threshold Holder from acquiring any additional stock of Synovus. There is no guarantee, however, that the Rights Plan will prevent us from experiencing an ownership change.

A corporation that experiences an ownership change will generally be subject to an annual limitation on certain of its pre-ownership-change tax assets in an amount generally equal to the equity value of the corporation immediately before the ownership change, multiplied by the “long-term tax-exempt rate” (subject to certain adjustments).

After giving careful consideration to this issue, our board of directors has concluded that the Rights Plan is in the best interests of Synovus and its shareholders.

In connection with the adoption of the Rights Plan, on April 26, 2010, our board of directors declared a dividend of one preferred stock purchase right (a “Right”) for each share of common stock outstanding at the close of business on April 29, 2010 (the “Record Date”) and authorized the issuance of one Right (subject to adjustment) in respect of each share of common stock issued after the Record Date.

Each Right will initially represent the right to purchase, for $84.00 (the “Purchase Price”), one one-millionth of a share of Series B Preferred Stock. The terms and conditions of the Rights are set forth in the Rights Plan.

The Rights will not be exercisable until the earlier of (i) the close of business on the 10th business day after the date (the “Stock Acquisition Date”) of the announcement that a person has become an Acquiring Person (as defined below) and (ii) the close of business on the 10th business day (or such later day as may be designated prior to the Stock Acquisition Date by our board of directors) after the date of the commencement of a tender or exchange offer by any person that could, if consummated, result in such person becoming an Acquiring Person. The date that the Rights become exercisable is referred to as the “Distribution Date.”

After any person has become an Acquiring Person, each Right (other than Rights treated as beneficially owned under certain U.S. tax rules by the Acquiring Person and certain of its transferees) will generally entitle the holder to purchase for the Purchase Price a number of millionths of a share of the Series B Preferred Stock having a market value of twice the Purchase Price.

An “Acquiring Person” means, in general, any Threshold Holder other than (A) Synovus or any subsidiary or employee benefit plan or compensation arrangement of Synovus; (B) the United States government; (C) certain “Existing Holders” (as defined in the Rights Plan) so long as each such holder does not acquire any additional stock of Synovus; (D) certain “Strategic Investors” (as defined in the Rights Plan) designated as such by our board of directors, so long as each such Strategic Investor satisfies the applicable requirements in the Rights Plan; (E) any person that our board of directors determines, in its sole discretion, has inadvertently become a Threshold Holder, so long as such person promptly divests sufficient shares so that such person is no longer a Threshold Holder; (F) any person that our board of directors determines, in its sole discretion, has not jeopardized or endangered, and likely will not jeopardize or endanger, our utilization of our Tax Benefits, so long as each such person does not acquire any additional stock of Synovus; and (G) any person that acquires at least a majority of our common stock through a “Qualified Offer” (as defined in the Rights Plan).

At any time on or after a Stock Acquisition Date, our board of directors may generally exchange all or part of the Rights (other than Rights treated as beneficially owned under certain U.S. tax rules by the Acquiring Person and certain of its transferees) for shares of Series B Preferred Stock at an exchange ratio of one one-millionth of a share of Series B Preferred Stock per Right.

The issuance of the Rights is not taxable to holders of our common stock for U.S. federal income tax purposes.

Our board of directors may redeem all of the Rights at a price of $0.000007 per Right at any time before a Distribution Date.

Prior to a Distribution Date, (i) the Rights will be attached to the shares of our common stock, (ii) in the case of certificated shares, the Rights will be evidenced by the certificates representing the shares, (iii) the Rights will be transferred with our common stock and (iv) the registered holders of our common stock will be deemed to be the registered holders of the Rights. After the Distribution Date, the Rights agent will mail separate certificates evidencing the Rights to each record holder of our common stock as of the close of business on the Distribution Date (other than common stock treated as beneficially owned under certain U.S. tax rules by the Acquiring Person and certain of its transferees), and thereafter the Rights will be transferable separately from our common stock. The Rights will expire on April 29, 2019, unless earlier exchanged or redeemed.

At any time prior to a Distribution Date, the Rights Plan may be amended in any respect. At any time after the occurrence of a Distribution Date, the Rights Plan may be amended in any respect that does not adversely affect Rights holders (other than any Acquiring Person or its affiliates).

A Rights holder has no rights as a shareholder of Synovus, including the right to vote and to receive dividends. The Rights Plan includes anti-dilution provisions designed to maintain the effectiveness of the Rights.

On September 6, 2011, Synovus amended the Rights Plan to appoint American Stock & Transfer Company, LLC as the successor rights agent. On April 24, 2013, our board of directors amended the Rights Plan to extend the final expiration date from April 27, 2013 to the close of business of April 28, 2016, and on April 20, 2016, our board of directors amended the Rights Plan to further extend the final expiration date to the close of business on April 29, 2019.

The above summary of the Rights Plan is qualified by the full text of the Rights Plan filed as Exhibit 4.1 to Synovus’ Current Report on Form 8-K filed with the SEC on April 26, 2010, including Amendment No. 1, Amendment No. 2 and Amendment No. 3 to the Rights Plan, filed as Exhibit 4.1 to Synovus’ Current Reports on Form 8-K filed with the SEC on September 6, 2011, April 24, 2013 and April 21, 2016, respectively, and incorporated herein by reference in its entirety.

Anti-Takeover Provisions

As described below, our articles of incorporation, bylaws and Rights Plan contain several provisions that may make us a less attractive target for an acquisition of control by an outsider who lacks the support of our board of directors.

Supermajority Approvals

Under our articles of incorporation and bylaws, as currently in effect, the vote or action of shareholders possessing 66-2/3% of the votes entitled to be cast by the holders of all the issued and outstanding shares of our common stock is required to

•	call a special meeting of our shareholders;

•	fix, from time to time, the number of members of our board of directors;

•	remove a member of our board of directors;

•	approve any merger or consolidation of our company with or into any other corporation, or the sale, lease, exchange or other disposition of all, or substantially all, of our assets to or with any other corporation, person or entity, with respect to which the approval of our shareholders is required by the provisions of the corporate laws of the State of Georgia; and

•	alter, delete or rescind any provision of our articles of incorporation.

This allows directors to be removed only by 66-2/3% of the votes entitled to be cast at a shareholders’ meeting called for that purpose. A potential acquirer with shares recently acquired, and not entitled to 10 votes per share, may be discouraged or prevented from soliciting proxies for the purpose of electing directors other than those nominated by current management for the purpose of changing our policies or control of our company.

Shareholder Action Without a Meeting

Our bylaws allow action by the shareholders without a meeting only by unanimous written consent.

Advance Notice for Shareholder Proposals or Nominations at Meetings

In accordance with our bylaws, shareholders may nominate persons for election to the board of directors or bring other business before a shareholders’ meeting only by delivering prior written notice to us and complying with certain other requirements. With respect to any annual meeting of shareholders, such notice must generally be received by our Corporate Secretary no later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting. With respect to any special meeting of shareholders, such notice must generally be received by our Corporate Secretary no later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to date of the special meeting (or if the first public announcement of the date of the special meeting is less than 100 days prior to the date of such special meeting, the 10th day following the day on which public announcement of the date of such special meeting is made by us). Any notice provided by a shareholder under these provisions must include the information specified in the bylaws.

Evaluation of Business Combinations

Our articles of incorporation also provide that in evaluating any business combination or other action, our board of directors may consider, in addition to the amount of consideration involved and the effects on us and our shareholders, (1) the interests of our employees, depositors and customers and our subsidiaries and the communities in which offices of the corporation or our subsidiaries are located (collectively, the “Constituencies”), (2) the reputation and business practices of the offeror and its management and affiliates as it may affect the Constituencies and the future value of our stock and (3) any other factors the board of directors deems pertinent.

Rights Plan

Our board of directors adopted the Rights Plan (which is described in more detail in the section entitled “Description of Capital Stock – Rights Plan”) on April 26, 2010. On September 6, 2011, Synovus amended the Rights Plan to appoint American Stock & Transfer Company, LLC as the successor rights agent. On April 24, 2013, our board of directors amended the Rights Plan to extend the final expiration date to the close of business on April 28, 2016, and on April 20, 2016, our board of directors amended the Rights Plan to further extend the final expiration date to the close of business on April 29, 2019. The Rights Plan was adopted in an effort to protect our ability to use certain Tax Benefits and is not designed as an “anti-takeover plan” (for example, it does not apply to acquisitions of at least a majority of our common stock made in connection with a qualified offer to acquire 100% of our common stock). The Rights Plan may, however, have an anti-takeover effect in that it will cause substantial dilution to any person or group who attempts to acquire a significant interest in Synovus without advance approval from our board of directors. As a result, one effect of the Rights Plan may be to render more difficult or discourage any attempt to acquire Synovus.

DESCRIPTION OF DEPOSITARY SHARES

General

We may issue depositary shares, each of which would represent a fractional interest of a share of a particular series of preferred stock. We will deposit shares of preferred stock represented by depositary shares under a separate deposit agreement among Synovus, a preferred stock depositary and the holders of the depositary shares. Subject to the terms of the deposit agreement, each owner of a depositary share will possess, in proportion to the fractional interest of a share of preferred stock represented by the depositary share, all the rights and preferences of the preferred stock represented by the depositary shares.

Depositary receipts will evidence the depositary shares issued pursuant to the deposit agreement. Immediately after we issue and deliver preferred stock to a preferred stock depositary, the preferred stock depositary will issue the depositary receipts in accordance with the terms of the applicable prospectus supplement.

Dividends and Other Distributions

The depositary will distribute all cash dividends on the preferred stock to the record holders of the depositary shares. Holders of depositary shares generally must file proofs, certificates and other information and pay charges and expenses of the depositary in connection with distributions.

If a distribution on the preferred stock is other than in cash and it is feasible for the depositary to distribute the property it receives, the depositary will distribute the property to the record holders of the depositary shares. If such a distribution is not feasible, the depositary, with our approval, may sell the property and distribute the net proceeds from the sale to the holders of the depositary shares.

Withdrawal of Stock

Unless we have previously called the underlying preferred stock for redemption or the holder of the depositary shares has converted such shares, a holder of depositary shares may surrender them at the corporate trust office of the depositary in exchange for whole or fractional shares of the underlying preferred stock together with any money or other property represented by the depositary shares. Once a holder has exchanged the depositary shares, the holder may not redeposit the preferred stock and receive depositary shares again. If a depositary receipt presented for exchange into preferred stock represents more shares of preferred stock than the number to be withdrawn, the depositary will deliver a new depositary receipt for the excess number of depositary shares.

Redemption of Depositary Shares

Whenever we redeem shares of preferred stock held by a depositary, the depositary will redeem the corresponding amount of depositary shares with funds it receives from us for the preferred stock. The depositary will notify the record holders of the depositary shares to be redeemed not less than 30 days nor more than 60 days before the dated fixed for redemption at the holders’ addresses appearing in the depositary’s books. The redemption price per depositary share will be equal to the applicable fraction of the redemption price and any other amounts payable with respect to the preferred stock. If we intend to redeem less than all of the underlying preferred stock, we and the depositary will select the depositary shares to be redeemed on as nearly a pro rata basis as practicable without creating fractional depositary shares or by any other equitable method determined by us. All dividends relating to the shares of preferred stock called for redemption will cease to accrue on the first calendar day after the redemption date.

On the redemption date:

•	all dividends relating to the shares of preferred stock called for redemption will cease to accrue;

•	we and the depositary will no longer deem the depositary shares called for redemption to be outstanding; and

•	all rights of the holders of the depositary shares called for redemption will cease, except the right to receive any money payable upon the redemption and any money or other property to which the holders of the depositary shares are entitled upon redemption.

Voting of the Preferred Stock

When a depositary receives notice regarding a meeting at which the holders of the underlying preferred stock have the right to vote, it will mail that information to the holders of the depositary shares. Each record holder of depositary shares on the record date may then instruct the depositary to exercise its voting rights for the amount of preferred stock represented by that holder’s depositary shares. The depositary will vote in accordance with these instructions. The depositary will abstain from voting to the extent it does not receive specific instructions from the holders of depositary shares. A depositary will not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any vote, as long as any action or non-action is in good faith and does not result from negligence or willful misconduct of the depositary.

Liquidation Preference

In the event of our liquidation, dissolution or winding up, a holder of depositary shares will receive the fraction of the liquidation preference accorded each share of underlying preferred stock represented by the depositary share.

Conversion of Preferred Stock

Depositary shares will not themselves be convertible into common stock or any other securities or property of Synovus. However, if the underlying preferred stock is convertible, holders of depositary shares may surrender them to the depositary with written instructions to convert the preferred stock represented by their depositary shares into whole shares of common stock, other shares of our preferred stock or other shares of stock, as applicable. Upon receipt of these instructions and any amounts payable in connection with a conversion, we will convert the preferred stock using the same procedures as those provided for delivery of preferred stock. If a holder of depositary shares converts only part of its depositary shares, the depositary will issue a new depositary receipt for any depositary shares not converted. We will not issue fractional shares of common stock upon conversion. If a conversion will result in the issuance of a fractional share, we will pay an amount in cash equal to the value of the fractional interest based upon the closing price of the common stock on the last business day prior to the conversion.

Amendment and Termination of a Deposit Agreement

Synovus and the depositary may amend any form of depositary receipt evidencing depositary shares and any provision of a deposit agreement. However, unless the existing holders of at least two-thirds of the applicable depositary shares then outstanding have approved the amendment, we and the depositary may not make any amendment that:

•	would materially and adversely alter the rights of the holders of depositary shares; or

•	would be materially and adversely inconsistent with the rights granted to the holders of the underlying preferred stock.

Subject to exceptions in the deposit agreement and except in order to comply with the law, no amendment may impair the right of any holders of depositary shares to surrender their depositary shares with instructions to deliver the underlying preferred stock and all money and other property represented by the depositary shares. Every holder of outstanding depositary shares at the time any amendment becomes effective who continues to hold the depositary shares will be deemed to consent and agree to the amendment and to be bound by the amended deposit agreement.

We may terminate a deposit agreement upon not less than 30 days’ prior written notice to the depositary if a majority of each series of preferred stock affected by the termination consents to the termination. Upon a termination of a deposit agreement, holders of the depositary shares may surrender their depositary shares and receive in exchange the number of whole or fractional shares of preferred stock and any other property represented by the depositary shares.

In addition, a deposit agreement will automatically terminate if:

•	we have redeemed all underlying preferred stock subject to the agreement;

•	a final distribution of the underlying preferred stock in connection with any liquidation, dissolution or winding up has occurred, and the depositary has distributed the distribution to the holders of the depositary shares; or

•	each share of the underlying preferred stock has been converted into other capital stock of Synovus not represented by depositary shares.

Expenses of a Preferred Stock Depositary

We will pay all transfer and other taxes and governmental charges and expenses arising in connection with a deposit agreement. In addition, we will generally pay the fees and expenses of a depositary in connection with the performance of its duties. However, holders of depositary shares will pay the fees and expenses of a depositary for any duties requested by the holders that the deposit agreement does not expressly require the depositary to perform.

Resignation and Removal of Depositary

A depositary may resign at any time by delivering to us notice of its election to resign. We may also remove a depositary at any time. Any resignation or removal will take effect upon the appointment of a successor depositary. We will appoint a successor depositary within 60 days after delivery of the notice of resignation or removal. The successor must be a bank or trust company with its principal office in the United States and have a combined capital and surplus of at least $50 million.

Miscellaneous

The depositary will forward to the holders of depositary shares any reports and communications from us with respect to the underlying preferred stock.

Neither the depositary nor Synovus will be liable if any law or any circumstances beyond their control prevent or delay them from performing their obligations under a deposit agreement. The obligations of Synovus and a depositary under a deposit agreement will be limited to performing their duties in good faith and without negligence in regard to voting of preferred stock, gross negligence or willful misconduct. Neither Synovus nor a depositary must prosecute or defend any legal proceeding with respect to any depositary shares or the underlying preferred stock unless they are furnished with satisfactory indemnity.

Synovus and any depositary may rely on the written advice of counsel or accountants, or information provided by persons presenting shares of preferred stock for deposit, holders of depositary shares or other persons they believe in good faith to be competent, and on documents they believe in good faith to be genuine and signed by a proper party.

In the event a depositary receives conflicting claims, requests or instructions from us and any holders of depositary shares, the depositary will be entitled to act on the claims, requests or instructions received from us.

Depositary

The prospectus supplement will identify the depositary for the depositary shares.

Listing of the Depositary Shares

The applicable prospectus supplement will specify whether or not the depositary shares will be listed on any securities exchange.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase our debt or equity securities or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

DESCRIPTION OF DEBT SECURITIES

The debt securities will be our direct unsecured general obligations. The debt securities will be either senior debt securities, subordinated debt securities or junior subordinated debt securities. The debt securities will be issued under one or more separate indentures between us and a trustee to be named therein, as trustee. Senior debt securities will be issued under senior indentures. Subordinated debt securities will be issued under a subordinated indenture. Junior subordinated debt securities will be issued under a junior subordinated indenture. Each of the senior indentures, the subordinated indenture and the junior subordinated indenture is referred to as an indenture. The material terms of any indenture will be set forth in the applicable prospectus supplement.

DESCRIPTION OF PURCHASE CONTRACTS

We may issue purchase contracts for the purchase or sale of:

•	debt or equity securities issued by us, a basket of such securities, an index or indices of such securities or any combination of the above as specified in the applicable prospectus supplement;

•	currencies; or

•	commodities.

Each purchase contract will entitle the holder thereof to purchase or sell, and obligate us to sell or purchase, on specified dates, such securities, currencies or commodities at a specified purchase price, which may be based on a formula, all as set forth in the applicable prospectus supplement. We may, however, satisfy our obligations, if any, with respect to any purchase contract by delivering the cash value of such purchase contract or the cash value of the property otherwise deliverable or, in the case of purchase contracts on underlying currencies, by delivering the underlying currencies, as set forth in the applicable prospectus supplement. The applicable prospectus supplement will also specify the methods by which the holders may purchase or sell such securities, currencies or commodities and any acceleration, cancellation or termination provisions or other provisions relating to the settlement of a purchase contract.

The purchase contracts may require us to make periodic payments to the holders thereof or vice versa, which payments may be deferred to the extent set forth in the applicable prospectus supplement, and those payments may be unsecured or prefunded on some basis. The purchase contracts may require the holders thereof to secure their obligations in a specified manner to be described in the applicable prospectus supplement. Alternatively, purchase contracts may require holders to satisfy their obligations thereunder when the purchase contracts are issued. Our obligation to settle such pre-paid purchase contracts on the relevant settlement date may constitute indebtedness. Accordingly, pre-paid purchase contracts will be issued under either the senior indenture or the subordinated indenture.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of one or more purchase contracts, warrants, debt securities, shares of preferred stock, shares of common stock, depositary shares or any combination of such securities.

FORMS OF SECURITIES

Each debt security, warrant and unit will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing the entire issuance of securities. Certificated securities in definitive form and global securities will be issued in registered form. Definitive securities name you or your nominee as the owner of the security, and in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the trustee, registrar, paying agent or other agent, as applicable. Global securities name a depositary or its nominee as the owner of the debt securities, warrants or units represented by these global securities. The depositary maintains a computerized system that will reflect each investor’s beneficial ownership of the securities through an account maintained by the investor with its broker/dealer, bank, trust company or other representative, as we explain more fully below.

Registered Global Securities

We may issue the registered debt securities, warrants and units in the form of one or more fully registered global securities that will be deposited with a depositary or its nominee identified in the applicable prospectus supplement and registered in the name of that depositary or nominee. In those cases, one or more registered global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal or face amount of the securities to be represented by registered global securities. Unless and until it is exchanged in whole for securities in definitive registered form, a registered global security may not be transferred except as a whole by and among the depositary for the registered global security, the nominees of the depositary or any successors of the depositary or those nominees.

If not described below, any specific terms of the depositary arrangement with respect to any securities to be represented by a registered global security will be described in the prospectus supplement relating to those securities. We anticipate that the following provisions will apply to all depositary arrangements.

Ownership of beneficial interests in a registered global security will be limited to persons, called participants, that have accounts with the depositary or persons that may hold interests through participants. Upon the issuance of a registered global security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal or face amounts of the securities beneficially owned by the participants. Any dealers, underwriters or agents participating in the distribution of the securities will designate the accounts to be credited. Ownership of beneficial interests in a registered global security will be shown on, and the transfer of ownership interests will be effected only through, records maintained by the depositary, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants. The laws of some states may require that some purchasers of securities take physical delivery of these securities in definitive form. These laws may impair your ability to own, transfer or pledge beneficial interests in registered global securities.

So long as the depositary, or its nominee, is the registered owner of a registered global security, that depositary or its nominee, as the case may be, will be considered the sole owner or holder of the securities represented by the registered global security for all purposes under the applicable indenture, warrant agreement or unit agreement. Except as described below, owners of beneficial interests in a registered global security will not be entitled to have the securities represented by the registered global security registered in their names, will not receive or be entitled to receive physical delivery of the securities in definitive form and will not be considered the owners or holders of the securities under the applicable indenture, warrant agreement or unit agreement. Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for that registered global security and, if that person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the applicable indenture, warrant agreement or unit agreement.

We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the applicable indenture, warrant agreement or unit agreement, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take that action, and the participants would authorize beneficial owners owning through them to give or take that action or would otherwise act upon the instructions of beneficial owners holding through them.

Principal, premium, if any, and interest payments on debt securities, and any payments to holders with respect to warrants or units, represented by a registered global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the registered global security. None of Synovus, the trustees, the warrant agents, the unit agents or any other agent of Synovus, agent of the trustees or agent of the warrant agents or unit agents will have any responsibility or liability for any aspect of the records relating to payments made on account of beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

We expect that the depositary for any of the securities represented by a registered global security, upon receipt of any payment of principal, premium, interest or other distribution of underlying securities or other property to holders on that registered global security, will immediately credit participants’ accounts in amounts proportionate to their respective beneficial interests in that registered global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a registered global security held through participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

If the depositary for any of these securities represented by a registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days, we will issue securities in definitive form in exchange for the registered global security that had been held by the depositary. Any securities issued in definitive form in exchange for a registered global security will be registered in the name or names that the depositary gives to the relevant trustee, warrant agent, unit agent or other relevant agent of ours or theirs. It is expected that the depositary’s instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the registered global security that had been held by the depositary.

SELLING SHAREHOLDERS

We may register securities covered by this prospectus for re-offers and resales by any selling shareholder named in a prospectus supplement. We are a well-known seasoned issuer, as defined in Rule 405 of the Securities Act, which allows us to add secondary sales of shares of our common stock by any selling shareholder by filing a prospectus supplement with the SEC. We may register these shares to permit selling shareholders to resell their shares when they deem appropriate. Selling shareholders may resell all, a portion or none of their shares at any time and from time to time. Selling shareholders may also sell, transfer or otherwise dispose of some or all of their shares of our securities in transactions exempt from the registration requirements of the Securities Act. We do not know when or in what amounts the selling shareholders may offer shares for sale under this prospectus and any prospectus supplement. We may pay all expenses incurred with respect to registration of the shares of common stock owned by the selling shareholders, other than underwriting fees, discounts or commissions, which will be borne by the selling shareholders. We will provide you with a prospectus supplement naming the selling shareholder(s), the amount of securities to be registered and sold and any other terms of the securities being sold by the selling shareholder(s).

PLAN OF DISTRIBUTION

Synovus or the selling shareholders may sell the securities in one or more of the following ways (or in any combination) from time to time:

•	through underwriters or dealers;

•	directly to a limited number of purchasers or to a single purchaser; or

•	through agents.

Any selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale of common stock covered by this prospectus.

Each time we or the selling shareholders sell securities, we will provide a prospectus supplement that will state the terms of the offering of the securities, including:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price of such securities and the proceeds to be received by Synovus, if any;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Shares of common stock may also be exchanged for satisfaction of the selling shareholders’ obligations or other liabilities to their creditors. Such transactions may or may not involve brokers or dealers.

If we, if applicable, use underwriters in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including:

•	negotiated transactions,

•	at a fixed public offering price or prices, which may be changed,

•	at market prices prevailing at the time of sale,

•	at prices related to prevailing market prices or

•	at negotiated prices.

Unless otherwise stated in a prospectus supplement, the obligations of the underwriters to purchase any securities will be conditioned on customary closing conditions and the underwriters will be obligated to purchase all of such series of securities, if any are purchased.

We may sell the securities directly or through agents from time to time. The selling shareholders might not sell any shares of common stock under this prospectus. In addition, any shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act of 1933, as amended, may be sold under Rule 144 rather than pursuant to this prospectus. The prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

Offers to purchase the securities offered by this prospectus may be solicited, and sales of the securities may be made by us or by selling shareholders directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended, with respect to any resale of the securities. The terms of any offer made in this manner will be included in the prospectus supplement relating to the offer.

We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from Synovus at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

Underwriters and agents may be entitled under agreements entered into with Synovus to indemnification by Synovus against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution with respect to payments which the underwriters or agents may be required to make. Underwriters and agents may be customers of, engage in transactions with, or perform services for Synovus and its affiliates in the ordinary course of business.

Each series of securities will be a new issue of securities and will have no established trading market other than the common stock which is listed on the NYSE. Any underwriters to whom securities are sold for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities, other than the common stock, may or may not be listed on a national securities exchange.

LEGAL OPINIONS

The validity of the securities will be passed upon by Alston & Bird LLP, Atlanta, Georgia. Any underwriters will be represented by their own legal counsel.

EXPERTS

The consolidated financial statements of Synovus Financial Corp. and its subsidiaries as of December 31, 2015 and 2014, and for each of the years in the three-year period ended December 31, 2015, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2015, included in Synovus’ Annual Report on Form 10-K for the year ended December 31, 2015, incorporated by reference herein, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, included in Synovus’ Annual Report on Form 10-K for the year ended December 31, 2015, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

$300,000,000

Synovus Financial Corp.

3.125% Senior Notes due 2022

PROSPECTUS SUPPLEMENT

Book-Running Manager

BofA Merrill Lynch

Co-Manager

Sandler O’Neill + Partners, L.P.

October 25, 2017